Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ASP AMC Intermediate Holdings, Inc.,

ASP AMC Merger Sub, Inc.

and

Air Methods Corporation

Dated as of March 14, 2017

i

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	Section 8.1(a)
Adverse Recommendation Change	Section 5.4(d)
Affiliate	Section 8.1(b)
Agreement	Preamble
Aircraft Financing Debt Requirements	Section 8.1(c)
Aircraft Financing Documents	Section 8.1(d)
Alternative Acquisition Agreement	Section 5.4(d)
Alternative Financing	Section 5.11(b)
Announcement	Section 5.9
Antitrust Laws	Section 8.1(e)
Applicable Exchange	Section 8.1(f)
Balance Sheet Date	Section 3.11(a)
Book-Entry Shares	Section 2.1(c)(ii)
Business Day	Section 8.1(g)
CAMTS	Section 3.20(g)
Certificate of Merger	Section 1.5
Certificates	Section 2.1(c)(ii)
Chosen Courts	Section 8.5(a)
Claim	Section 5.6(b)
Closing	Section 1.4
Closing Date	Section 1.4
Code	Section 2.2(f)
Common Stock	Recitals
Company	Preamble
Company Aircraft	Section 3.24(a)
Company Assets	Section 3.7
Company Benefit Plans	Section 3.15(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	ARTICLE III
Company Equity Awards	Section 8.1(h)
Company Equity Plans	Section 8.1(i)
Company Financial Advisors	Section 3.28
Company Leased Real Property	Section 3.21(b)
Company Material Adverse Effect	Section 8.1(j)
Company Option	Section 8.1(k)
Company Organizational Documents	Section 8.1(l)
Company Owned Real Property	Section 3.21(a)
Company Permits	Section 3.23(a)
Company PSU	Section 8.1(m)
Company Real Property Leases	Section 3.21(b)
Company Related Parties	Section 7.6(d)
Company RSU	Section 8.1(o)
Company SEC Reports	Section 3.9

Term	Section
Company Severance Plan	Section 5.5(b)
Company Termination Fee	Section 7.6(a)
Compensation Committee	Section 5.15
Confidentiality Agreement	Section 5.3(c)
Continuation Period	Section 5.5(a)
Contract	Section 8.1(q)
Credit Facility	Section 8.1(r)
Damages	Section 8.1(s)
Debt Commitment Letter	Section 5.11(b)
Debt Financing	Section 4.7
DGCL	Recitals
Dissenting Shares	Section 2.4(a)
Effective Time	Section 1.5
Employee	Section 5.5(a)
Enforceability Exceptions	Section 8.1(u)
Environmental Law	Section 3.18
Environmental Permits	Section 3.18
Equity Commitment Letter	Section 4.7
Equity Financing	Section 4.7
ERISA	Section 8.1(v)
Exchange Act	Section 3.6(b)
Excluded Shares	Section 2.1(b)
Expenses	Section 5.10
Expiration Time	Section 1.1(c)
FAA	Section 3.6(e)
Financing	Section 4.7
Financing Letters	Section 4.7
GAAP	Section 3.10(a)(ii)
Government Contract	Section 8.1(w)
Government Programs	Section 8.1(x)
Governmental Authority	Section 8.1(y)
Governmental Authorizations	Section 3.6
Hazardous Substances	Section 8.1(z)
Health Care Law	Section 8.1(aa)
HIPAA	Section 8.1(bb)
HSR Act	Section 3.6(d)
Indebtedness	Section 8.1(cc)
Indemnitee	Section 5.6(a)
Indemnitees	Section 5.6(a)
Initial Expiration Time	Section 1.1(c)
Intellectual Property	Section 8.1(dd)
Intervening Event	Section 8.1(ee)
IRS	Section 3.15(b)
IT Systems	Section 8.1(ff)
Knowledge	Section 8.1(gg)

v

Term	Section
Law	Section 8.1(hh)
Legal Actions	Section 3.13
Lender Related Parties	Section 8.1(ii)
Liabilities	Section 3.11
Licensed Intellectual Property	Section 8.1(jj)
Liens	Section 8.1(kk)
Marketing Period	Section 8.1(ll)
Material Company Real Property Leases	Section 3.21(b)
Material Contracts	Section 3.14(a)
Material Customers	Section 8.1(mm)
Material Suppliers	Section 8.1(nn)
Merger	Recitals
Merger Consideration	Section 2.1(c)(i)
Merger Sub	Preamble
Merger Transactions	Recitals
Minimum Condition	Annex I
NAAMTA	Section 3.20(g)
New Plans	Section 5.5(c)
Non-Party Affiliates	Section 8.16
Notice	Section 7.7(a)
Offer	Recitals
Offer Acceptance Time	Section 1.1(e)
Offer Closing	Section 1.4
Offer Conditions	Section 1.1(a)
Offer Documents	Section 1.1(i)
Offer Price	Recitals
Old Plans	Section 5.5(c)
Option Consideration	Section 2.3(a)
Orders	Section 8.1(oo)
Owned Intellectual Property	Section 8.1(pp)
Parent	Preamble
Parent Assets	Section 4.5
Parent Expense Reimbursement	Section 7.7(a)
Parent Material Adverse Effect	Section 8.1(qq)
Parent Related Parties	Section 7.6(d)
Parent Termination Fee	Section 7.6(b)
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(b)
Payoff Amount	Section 5.11(c)(xi)
Permits	Section 3.23(a)
Permitted Lien	Section 8.1(rr)
Person	Section 8.1(ss)
Personal Information	Section 8.1(tt)
Preferred Stock	Section 3.8(a)
Premium Cap	Section 5.6(c)

Term	Section
Privacy Laws	Section 8.1(uu)
Registered Intellectual Property	Section 3.19(a)
Related Documents	Section 8.10
Related Parties	Section 3.25
Representatives	Section 8.1(vv)
Required Amount	Section 4.7
Required Information	Section 8.1(ww)
Rights	Section 8.1(xx)
Schedule 14D-9	Section 1.2(a)
Schedule TO	Section 1.1(i)
SEC	Section 1.1(i)
Securities Act	Section 3.9
Security Standards	Section 8.1(yy)
Software	Section 8.1(zz)
Solvent	Section 8.1(aaa)
Sponsor	Section 8.1(bbb)
Subsidiary	Section 8.1(ccc)
Superior Proposal	Section 8.1(ddd)
Surviving Corporation	Section 1.3
Takeover Law	Section 3.26(b)
Takeover Proposal	Section 8.1(eee)
Target Level	Section 8.1(fff)
Tax Returns	Section 8.1(ggg)
Taxes	Section 8.1(hhh)
Termination Date	Section 7.2(a)
Third Party Consents	Section 5.8(a)
Third Party Notices	Section 5.8(a)
Transaction Litigation	Section 5.16(b)
Transactions	Recitals
Vacation/PTO Policy	Section 5.5(d)
WARN Act	Section 8.1(iii)
Willful and Intentional Breach	Section 8.1(jjj)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 14, 2017 (this “Agreement”), by and among ASP AMC Intermediate Holdings, Inc., a Delaware corporation (“Parent”), ASP AMC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Air Methods Corporation, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the acquisition of the Company by Parent, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.06 per share, of the Company (the “Common Stock”) at a price per share of $43.00 (such amount, or any other amount per share paid in the Offer in accordance with this Agreement, the “Offer Price”), to the seller in cash, net of applicable withholding Taxes and without interest;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement following the consummation of the Offer, Merger Sub shall, in accordance with the Delaware General Corporation Law (the “DGCL”), merge with and into the Company (the “Merger”), with the Company surviving the Merger and pursuant to which each share of Common Stock that is not validly tendered and irrevocably accepted for payment pursuant to the Offer (except as otherwise provided herein) will be converted into the right to receive the Offer Price;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined and declared that the Offer, the Merger and the other transactions contemplated hereby (excluding the Financing, the “Merger Transactions”), are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of this Agreement and the Merger Transactions, declared it advisable that the Company enter into this Agreement and consummate the Merger Transactions, and authorized the execution, delivery and performance of this Agreement, (iii) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their shares of Common Stock in the Offer (such recommendation, the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the Offer, the Merger and the other transactions contemplated hereby, including the Financing (the “Transactions”);

WHEREAS, the board of directors of Parent has unanimously approved this Agreement and the Transactions, and Parent, in its capacity as the sole stockholder of Merger Sub, has agreed to adopt this Agreement immediately following the execution and delivery hereof; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1                                    The Offer.

(a)                                 Upon the terms and subject to the conditions of this Agreement (including Article VII), as promptly as reasonably practicable following the date hereof, but in any event no later than the tenth (10th) Business Day after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer.  The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock validly tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Annex I (as they may be amended in accordance with this Agreement, the “Offer Conditions”).

(b)                                 To the extent permitted by Law, Parent and Merger Sub reserve the right, at any time, to waive, in whole or in part, any Offer Condition (other than the Minimum Condition), to increase the Offer Price or to modify the terms of the Offer, in each case only in a manner not inconsistent with the terms of this Agreement; provided, however, that, without the prior written consent of the Company, neither Parent nor Merger Sub shall (i) reduce the maximum number of shares of Common Stock sought to be purchased in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) impose conditions to the Offer that are different than or in addition to the Offer Conditions, (v) modify or amend any existing Offer Condition in a manner that is adverse to the holders of Common Stock or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Merger Sub to consummate the Offer, (vi) except as otherwise required or expressly permitted by Section 1.1(d) extend or otherwise change the Expiration Time, (vii) provide for any “subsequent offering period” within the meaning of Rule

14d-11 under the Exchange Act or (viii) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of Common Stock or in any manner that delays or unreasonably interferes with, hinders or impairs the consummation of the Offer.  Subject to Section 1.1(g), the Offer may not be terminated prior to its scheduled Expiration Time, unless this Agreement is terminated in accordance with Article VII.

(c)                                  The Offer shall initially expire at 5:00 p.m., New York City time, on the date that is twenty-one (21) Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 1.1(d), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(d)                                 Subject to Article VII, Merger Sub may or shall, as applicable, extend the Offer from time to time as follows:

(i)                                     for the period as required by any applicable Law, including any rule, regulation, interpretation or position of the SEC, the staff thereof or the Applicable Exchange;

(ii)                                  if, at the then-scheduled Expiration Time, the Company brings or shall have brought any Legal Action in accordance with Section 8.15 to enforce specifically the performance of the terms and provisions of this Agreement by Parent or Merger Sub, the Expiration Time shall be extended (A) for the period during which such action is pending or (B) by such other time period established by the Governmental Authority presiding over such action, as the case may be, but, in each case of clauses (A) and (B), not past the Termination Date (for the avoidance of doubt, as the Termination Date may be extended pursuant to Section 7.2(a));

(iii)                               subject to Section 7.7(a), if, at the then-scheduled Expiration Time, any of the Offer Conditions has not either been (A) satisfied or (B) waived by Parent and Merger Sub (to the extent such waiver is permitted under this Agreement and applicable Law), then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions in consecutive periods of five (5) Business Days each (with each such period to end at 5:00 p.m., New York City time, on the last Business Day of such period) (or such other duration as may be agreed to by Parent and the Company) in order to permit the satisfaction of such Offer Conditions; provided, however, that Merger Sub shall not be required to extend the Offer to a date later than the Termination Date (for the avoidance of doubt, as the Termination Date may be extended pursuant to Section 7.2(a)) unless Parent or Merger Sub is not then permitted to terminate this Agreement pursuant to Section 7.2(a), in which case Merger Sub shall be required to extend the Offer beyond the Termination Date; or

(iv)                              if, at the then-scheduled Expiration Time, (A) the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and the Closing and (B) Parent and Merger Sub acknowledge and agree in writing that, if all Offer Conditions had been satisfied at the then scheduled Expiration Time, the Company would have been entitled to terminate this Agreement pursuant to Section 7.4(e) and receive the Parent Termination Fee, Merger Sub shall have the right in its sole discretion to extend the Offer on up to three occasions in consecutive increments of five (5) Business Days each (with each such period to end at 5:00 p.m., New York City time, on the last Business Day of such period) (or such other duration as may be agreed to by Parent and the Company); provided, that Merger Sub shall not be permitted to extend the Offer to a date later than the Termination Date (for the avoidance of doubt, as the Termination Date may be extended pursuant to Section 7.2(a)).

Merger Sub shall not, and Parent shall not permit Merger Sub to, extend the Offer in any manner except as required or permitted pursuant to this Section 1.1(d).

(e)                                  On the terms and subject to the conditions of this Agreement, including satisfaction or waiver of all of the Offer Conditions, (i) prior to 9:00 a.m., New York City time, on the Business Day (determined using Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Time, Merger Sub shall, and Parent shall cause Merger Sub to, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer and (ii) at or as promptly as practicable following the Offer Acceptance Time (but in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) Merger Sub shall, and Parent shall cause Merger Sub to, pay for all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer; provided, that with respect to shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such shares unless and until such shares are delivered in settlement or satisfaction of such guarantee.  Parent shall provide or cause to be provided to Merger Sub, at the Offer Acceptance Time, the funds that, when taken together with available cash of the Company and its Subsidiaries, are necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.

(f)                                   The Offer Price payable in respect of each share of Common Stock shall be paid on the terms and subject to the conditions of this Agreement.  The Company agrees that no shares of Common Stock held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(g)                                  Unless this Agreement is terminated in accordance with Article VII, neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to any scheduled Expiration Time without the prior written consent of the Company in its sole discretion.  In the event this Agreement is terminated in accordance with Article VII, Merger Sub shall promptly (and in any event within one (1) Business Day) following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Common Stock pursuant thereto.  If the Offer or this Agreement is terminated in accordance with this Agreement, Merger Sub shall promptly return, or cause any depositary acting on behalf of

Merger Sub to promptly return, all tendered shares to the tendering stockholders in accordance with applicable Law.

(h)                                 Subject to the obligations of the Company and its Subsidiaries pursuant to Section 5.1, the Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Common Stock occurring on or after the date of this Agreement and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of shares of Common Stock the same economic effect as contemplated by this Agreement prior to such action.

(i)                                     On the date of commencement of the Offer, Parent and Merger Sub shall file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the holders of the Common Stock as and to the extent required by United States federal securities laws.  The Company shall promptly furnish or otherwise make available to Parent or Parent’s legal counsel upon request all information concerning the Company and its Subsidiaries that may be reasonably requested by Parent for inclusion in the Offer Documents.  Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary and use all reasonable efforts to promptly amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of the Common Stock, in each case as and to the extent required by applicable Law.  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Sub shall include in such document (and any amendments thereto) all comments proposed by the Company and its counsel and acceptable to Parent and Merger Sub and their counsel, in each case acting reasonably.  Parent and Merger Sub shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Parent or Merger Sub or their counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule TO or the Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on that response (which response shall include all comments proposed by the Company and its counsel and acceptable to Parent and Merger Sub and their counsel, in each case acting reasonably), including by offering the Company an opportunity to participate with Parent, Merger Sub or their counsel in any material discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to respond as promptly as practicable to such comments.

Section 1.2                                    Company Actions.

(a)                                 On the date the Offer is commenced and the Offer Documents are filed with the SEC, the Company shall, concurrently with the filing of the Schedule TO, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule 14D-9”) containing, subject to Section 5.4, the Company Board Recommendation and shall disseminate the Schedule 14D-9 to the holders of the Common Stock as and to the extent required by Rule 14d-9 under the Exchange Act.  The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262 of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC.  Each of Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel upon request all information concerning Parent and Merger Sub that may be reasonably requested by the Company for inclusion in the Schedule 14D-9.  Each of the Company, Parent and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary and use all reasonable efforts to promptly amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of the Common Stock, in each case as soon as and to the extent required by applicable Law.  Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall include in such document (and any amendments thereto) all comments proposed by Parent, Merger Sub and their counsel and acceptable to the Company and its counsel, in each case acting reasonably.  The Company shall provide Parent, Merger Sub and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (which response shall include all comments proposed by Parent, Merger Sub and their counsel and acceptable to the Company and its counsel, in each case acting reasonably), including by offering Parent, Merger Sub and their counsel an opportunity to participate with the Company or its counsel in any material discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the  SEC or other Governmental Authorities.  The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation contained in the Schedule 14D-9.  In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its reasonable best efforts to respond as promptly as practicable to such comments.

(b)                                 In connection with the Offer, the Company shall furnish, or shall cause its transfer agent to furnish, Parent and Merger Sub promptly (and in any event within five

(5) Business Days of the date of this Agreement) with mailing labels containing the names and addresses of the record holders of Common Stock as of the latest practicable date and shall promptly furnish, or cause to be furnished, mailing labels containing such information of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Common Stock, in each case as of the latest date practicable, and shall furnish to Parent and Merger Sub or their respective Representatives such information (including periodically updated lists of stockholders, security position listings and computer files) as they may reasonably request in connection with the Offer.  Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger Transactions, Parent, Merger Sub and their respective Affiliates and Representatives shall use the information contained in any such labels, listings and files only in connection with the Merger Transactions, shall treat such information and materials in accordance with the terms and conditions of the Confidentiality Agreement, and, if this Agreement shall be terminated in accordance with Article VII, will use their reasonable best efforts to deliver to the Company or destroy all copies of such information then in their possession or under their control promptly upon the request of the Company.  The Company and Parent shall coordinate the mailing of the Offer Documents and the Schedule 14D-9 so they can be included together in a joint mailing to the holders of Common Stock.

Section 1.3                                    The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) thereof), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

Section 1.4                                    Closing.  Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied), the closing of the Merger (the “Closing”) shall take place as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer (the “Offer Closing”), but in any event no later than the date of, and immediately following, the payment for the shares of Common Stock tendered in the Offer, at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153 at 10:00 a.m., New York City time, or at such other place and time as Parent and the Company may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date”.

Section 1.5                                    Effective Time.  Subject to the provisions of this Agreement, at the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL, and shall make all other deliveries, filings or recordings required by the DGCL in connection with the Merger.  The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.6                                    Merger Without Meeting of Stockholders.  The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company.  The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 1.7                                    Effects of the Merger.  The Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger.

Section 1.8                                    Certificate of Incorporation.  At the Effective Time and without any further action on the part of the Company and Merger Sub, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to be in the form of the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that (a) all references to the name, date of incorporation, registered office and registered agent of Merger Sub therein may be changed to refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company and (b) any references naming the incorporator(s), original board of directors or original subscribers for shares of Merger Sub may be omitted) and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance its terms and applicable Law (but subject to Section 5.6).

Section 1.9                                    Bylaws.  The parties shall take all necessary action such that the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms, the certificate of incorporation of the Surviving Corporation and applicable Law (but subject to Section 5.6).

Section 1.10                             Directors.  The parties shall take all requisite action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law. The Company shall use its reasonable best efforts to deliver to Parent prior to the Effective Time, the resignation of each director of the Company, which resignations shall each be effective as of the Closing Date.

Section 1.11                             Officers.  The officers of the Surviving Corporation from and after the Effective Time shall be the individuals set forth on Section 1.11 of the Company Disclosure Letter until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK

Section 2.1                                    Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a)                                 Conversion of Merger Sub Capital Stock.  Each share of capital stock of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)                                 Cancellation of Certain Shares.  Each share of Common Stock owned by the Company as treasury stock, or owned by Parent or Merger Sub (including any shares of Common Stock acquired by Merger Sub in the Offer), in each case, both at the commencement of the Offer and immediately before the Effective Time (collectively, the “Excluded Shares”), shall be canceled automatically, be extinguished and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c)                                  Conversion of Common Stock.

(i)                                     Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted automatically into and shall thereafter represent only the right to receive the Offer Price (the “Merger Consideration”) payable to the holders thereof, without interest, in accordance with Section 2.2.

(ii)                                  All shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall be extinguished and cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry immediately before the Effective Time (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2 and (subject to Section 5.1) any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(iii)                               Each share of Common Stock owned by any of the direct or indirect wholly-owned Subsidiaries of the Company shall be automatically converted into common stock of the Surviving Corporation.

(d)                                 Equitable Adjustment.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Common Stock, then the Merger Consideration and any other amount based on the number of shares of Common Stock shall be equitably adjusted, without duplication of any adjustment made pursuant to Section 1.1(h) to reflect such change.

Section 2.2                                    Surrender of Certificates and Book-Entry Shares.

(a)                                 Paying Agent.  Not less than three (3) Business Days before the Effective Time, Parent shall (i) select a bank or trust company, reasonably acceptable to the Company, to act as agent for the stockholders to receive the Merger Consideration to which they shall have become entitled to pursuant to Section 2.1(c)(i) (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent in customary form reasonably acceptable to the Company.  The Company shall be responsible for all Expenses of the Paying Agent.

(b)                                 Payment Fund.  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares, for payment in accordance with this Article II through the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration and other amounts payable under Article II.  Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c)                                  Payment Procedures.

(i)                                     Letter of Transmittal.  As promptly as practicable following the Effective Time, but no later than five (5) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c)(i) (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(ii)                                  Surrender of Shares.  Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or such Book-Entry Share less any required withholding of Taxes.  Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately.  No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii)                               Unregistered Transferees.  If any Merger Consideration is to be paid and issued to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, then the Merger Consideration may be paid or issued to such a transferee so long as (A) the surrendered Certificate or Book-Entry Share, as applicable, shall be properly endorsed and presented to the Paying Agent or shall otherwise be in proper form for transfer and is accompanied by all documents reasonably required to evidence and effect such transfer and (B) the Person requesting such payment or issuance (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(iv)                              No Other Rights.  Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share in respect of shares of Common Stock converted into the right to receive Merger Consideration pursuant to Section 2.1(c)(i) shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration, subject to the Surviving Corporation’s obligation (subject to Section 5.1) to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.  The Merger Consideration paid and issued upon the surrender of any Certificate or Book-Entry Share in accordance with the terms of this Article II shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by it.

(d)                                 Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation (including if requested by the Paying Agent), the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e)                                  No Further Transfers.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.

(f)                                   Required Withholding.  Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable under this Agreement (including any amounts payable under Section 2.3 with respect to the cancellation of Company Equity Awards) such amounts as are required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable state, local or foreign Tax Law.  To the extent that any amounts are so deducted and withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.  Upon becoming aware of any such withholding obligation (other than in connection with any amounts payable under Section 2.3), Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, shall provide commercially reasonable notice to the Person with respect to which such withholding obligation applies, and shall reasonably cooperate with such Person to obtain any available reduction of or relief from such deduction or withholding.

(g)                                  No Liability.  None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h)                                 Investment of Payment Fund.  The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.  Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Common Stock immediately prior to the Effective Time and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of such holders of Common Stock in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under Section 2.1(c)(i) and Section 2.2.

(i)                                     Termination of Payment Fund.  Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one (1) year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand.  Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent, which shall remain responsible for payment of the applicable Merger Consideration.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

Section 2.3                                    Company Equity Awards.

(a)                                 As of the Effective Time, each Company Option that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled, extinguished and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Common Stock subject to such Company Option immediately before the Effective Time; provided, that any such Company Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration. “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Company Option.

(b)                                 As of the Effective Time, each Company Restricted Share that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Restricted Share, shall be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time; and each such Company Restricted Share shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Merger Consideration.

(c)                                  As of the Effective Time, each Company RSU that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company RSU, shall be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time; and each such Company RSU shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Merger Consideration multiplied by the aggregate number of shares of Common Stock subject to such Company RSU immediately before the Effective Time.

(d)                                 As of the Effective Time, each Company PSU that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company PSU, shall be vested and all restrictions thereon shall lapse for such Company PSU as of immediately before the Effective Time; and each such Company PSU shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Merger Consideration multiplied by the aggregate number of shares of Common Stock subject for such Company PSU immediately before the Effective Time (assuming performance had been achieved at the greater of Target Level and actual performance measured through the Effective Time).

(e)                                  The payment of the amounts set forth in Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d) in respect of the Company Equity Awards shall be reduced by any income or employment Tax withholding required under the Code or any applicable state, local or foreign Tax Law.  To the extent that any amounts are so withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the holder of that Company Equity Award for all purposes under this Agreement.  The Company shall use its reasonable best efforts so that all Company Equity Awards shall be canceled and all Company Equity Plans shall terminate at the Effective Time.

(f)                                   The Surviving Corporation shall, at all times from and after the Effective Time, maintain sufficient liquid funds to satisfy its obligations to holders of Company Equity Awards pursuant to this Section 2.3.

(g)                                  On the next scheduled payroll distribution date (consistent with the Company’s past practice) following the Effective Time, Parent shall cause the Surviving Corporation to pay through its payroll system (i) to each applicable holder of a Company Option, in such amount due and payable to such holder pursuant to Section 2.3(a) in respect of such Company Option, (ii) to each applicable holder of a Company Restricted Share, in such amount due and payable to such holder pursuant to Section 2.3(b) in respect of such Company Restricted Share, (iii) to each applicable holder of a Company RSU, in such amount due and payable to such holder pursuant to Section 2.3(c) in respect of such Company RSU and (iv) to each applicable holder of a Company PSU, in such amount due and payable to such holder pursuant to Section 2.3(d) in respect of such Company PSU.

Section 2.4                                    Dissenting Shares.

(a)                                 Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.4), any shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and for which the holder thereof is entitled to demand and properly demands the appraisal of such shares in accordance with, and complies in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c).  At the Effective Time, (A) all Dissenting Shares shall be canceled, extinguished and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.

(b)                                 Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case, in accordance with Section 2.2.

(c)                                  The Company shall give Parent prompt notice (and in any event within one (1) Business Day) of any written demands for appraisal of any shares of Common Stock, any withdrawals or attempted withdrawals of such demands and any other instrument served on the Company relating to stockholders’ appraisal rights.  Parent shall have the right to direct and control all negotiations and proceedings with respect to such demands, withdrawals or attempted withdrawals of such demands and any other actions with respect of stockholders’ rights for appraisal. The Company shall not offer to make or make any payment with respect to any such demands for appraisal, or compromise or settle or offer to compromise or settle, any such demands for appraisal, or approve any withdrawal of such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or commit or agree to do any of the foregoing, without the prior written consent of Parent.  Prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal, or compromise or settle or offer to compromise or settle, any such demands for appraisal or commit or agree to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (x) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that, whether or not an explicit cross-reference appears, any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other section or subsection) or (y) disclosed in any Company SEC Report filed with, or furnished to, the SEC by the Company after December 31, 2015 and publicly available at least three (3) Business Days prior to the date hereof, other than any disclosures (other than statements of historical fact) in any such Company SEC Reports contained in (i) the “Risk Factors” or “Forward-Looking Statements” section thereof and (ii) any other section relating to forward-looking statements to the extent they are generally cautionary, predictive or forward-looking in nature, the Company represents and warrants to Parent and Merger Sub that:

Section 3.1                                    Organization and Power.  The Company (a) is duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted and (c) except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets and properties makes such qualification or licensing necessary. Each of the Subsidiaries of the Company is (a) duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and (b) has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.2                                    Foreign Qualifications.  Each of the Company’s Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.3                                    Corporate Authorization.  Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 4.6(c) are true and correct, the Company has all necessary corporate power and authority to enter into this Agreement and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform its obligations hereunder and to consummate the Merger Transactions.  The Company Board at a meeting duly called and held has adopted resolutions that: (i) determined and declared that the Merger Transactions, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of this Agreement and the Merger Transactions and declared it advisable that the Company enter into this Agreement and consummate the Merger Transactions, and authorized the execution, delivery and performance of this Agreement and the consummation of the Merger Transactions, (iii) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their shares of Common Stock in the Offer (it being understood that nothing in this clause (iv) shall in any way limit the Company Board’s rights under Section 5.4).  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.6(c) are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate or stockholder proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger Transactions (other than the Company Board’s delivery of its recommendation to the Company’s stockholders as contemplated under clause (iv) above and as required in accordance with Section 1.2(a), and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL).

Section 3.4                                    Enforceability.  This Agreement has been duly executed and delivered by each of the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.5                                    Subsidiaries.  Section 3.5 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, indicating its jurisdiction of incorporation or formation.  The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company.  All of such shares and other equity interests so owned by the Company are owned by the Company free and clear of any Liens (other than Permitted Liens).  Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing of any corporation, partnership, limited liability company or other business entity or Person.

Section 3.6                                    Governmental Authorizations.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.4 are true and correct, and assuming that the Merger Transactions are consummated in accordance with Section 251(h) of the DGCL, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a)                                 the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b)                                 the filing of the Offer Documents with the SEC and any filings and reports that may be required in connection with this Agreement and the Merger Transactions either (i) with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) or (ii) under state securities Laws or “blue sky” Laws;

(c)                                  any filings as are necessary to comply with the Applicable Exchange rules and regulations;

(d)                                 compliance with and filings under the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

(e)                                  those filings or submissions set forth on Section 3.8(e) of the Company Disclosure Letter that are to be made under any regulation, rule, order, notice, or policy of any Governmental Authority including any Federal or State authority, the U.S. Department of Transportation (“DOT”) and U.S. Federal Aviation Administration (the “FAA”); and

(f)                                   any such other Governmental Authorizations that, if not obtained, would not have or reasonably be expected to have a Company Material Adverse Effect.

Section 3.7                                    Non-Contravention.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents and (b) assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made prior to the Offer Acceptance Time or the Effective Time, as applicable, (i) contravene or conflict with, or result in any violation or breach of, any Law or Order applicable to the Company or any of its Subsidiaries or by which any material properties or assets of the Company or any of its Subsidiaries (“Company Assets”) are bound or (ii) result in any violation or breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the loss of a benefit or require a consent under, or give rise to any right by any party to terminate, cancel, accelerate or adversely modify, or result in the creation of any Lien on any Company Asset pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound, other than in the case of clause (b) of this Section 3.7, as would not have or reasonably be expected to have a Company Material Adverse Effect.

Section 3.8                                    Capitalization.

(a)                                 The Company’s authorized capital stock consists solely of (i) 70,500,000 shares of Common Stock and (ii) 15,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”).  As of the close of business on March 8, 2017, (A) 36,429,732 shares of Common Stock were issued and outstanding, (B) 3,061,522 shares of Common Stock were held in treasury by the Company, (C) 1,083,796 shares of Common Stock were reserved for issuance upon the exercise of Company Options, (D) 91,065 shares of Common Stock were Company Restricted Shares, (E) 75,561 shares of Common Stock were subject to issuance pursuant to outstanding Company RSUs, (F) 244,592 shares of Common Stock were subject to issuance pursuant to outstanding Company PSUs (assuming achievement of performance metrics at the maximum level) and (G) no shares of Preferred Stock were issued and outstanding.  Except as set forth above, as of the close of business on March 8, 2017, there are (i) no shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock, voting securities or any other equity interests of the Company and (ii) no subscriptions, options, warrants, calls, phantom stock or other rights, agreements or arrangements to acquire from the Company, or obligations of the Company or any of its

Subsidiaries to issue or sell, any shares of capital stock, voting securities or securities convertible into, exchangeable or exercisable for, any shares of capital stock, voting securities or any other equity interests of the Company.

(b)                                 Section 3.8(b) of the Company Disclosure Letter contains a complete and accurate list of each outstanding Company Option, Company Restricted Shares, Company RSUs and Company PSUs (assuming achievement of performance metrics at both Target Level and maximum level) currently outstanding as of the date hereof (including all written commitments to grant awards under the Company Equity Plans) and, with respect thereto, the name or employee identification number of the holder, the date of grant, the number of shares of Common Stock issuable upon exercise or settlement (and with respect to the Company PSUs, assuming achievement of performance metrics at both Target Level and maximum level), the Company Equity Plan under which it was granted, with respect to Company Options, whether such Company Option is a non-qualified stock option or an “incentive stock option” within the meaning of Section 422 of the Code, the exercise price per share or purchase price (as applicable), the term and the expiration date. Each Company Option has an exercise price per share equal to or greater than the fair market value of a share on the grant date of such Company Option, as determined in accordance with Section 409A of the Code, to the extent applicable, or is in compliance with Section 409A of the Code.  Each Company Option characterized by the Company as an “incentive stock option” within the meaning of Section 422 of the Code complies with all of the applicable requirements of Section 422 of the Code.

(c)                                  All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive rights.

(d)                                 Since March 8, 2017 through the date hereof, the Company has not issued any (i) shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock, voting securities or any other equity interests of the Company or (ii) except pursuant to the Company Equity Plans, subscriptions, options, warrants, calls, phantom stock or other rights, agreements or arrangements to acquire from the Company, or obligations of the Company or any of its Subsidiaries to issue or sell, any shares of capital stock, voting securities or securities convertible into, exchangeable or exercisable for, any shares of capital stock, voting securities or any other equity interests of the Company.

(e)                                  The shares of capital stock or other equity interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights and are owned by the Company or another wholly-owned Subsidiary of the Company free and clear of all Liens (other than Permitted Liens and such restrictions on transfer of general applicability as may be provided under the Securities Act and other applicable securities Laws).

(f)                                   There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock or capital stock of any Subsidiary of the Company, (ii) to grant, extend or enter into any subscription, option, warrant, call, convertible securities or similar right, agreement, arrangement, understanding or commitment relating to any shares of Common Stock or capital stock of any Subsidiary of the Company or (iii) to provide funds to or make any investment (in the form of a subscription obligation, loan, capital contribution, credit enhancement, guarantee, capital account funding obligation or assumption of Liability) in  or assume any liability or obligation to (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(g)                                  There are no voting trusts, proxies or similar agreements, understandings, arrangements, contracts or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries.  There are no bonds, debentures, notes or other obligations issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters with respect to the Company or any of its Subsidiaries.

Section 3.9                                    SEC Reports.  The Company has timely filed or furnished, as applicable, with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all registration statements, forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it with the SEC (collectively with reports filed or furnished after the date hereof, the “Company SEC Reports”) since December 31, 2014.  Neither the Company nor any of its Subsidiaries is required to file or furnish to the SEC any registration statement, form, report, statement, certification or other document, in each case, required to be filed or furnished by it on or prior to the date hereof with the SEC with respect to the Indebtedness of Company or any of its Subsidiaries. As of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”)) and as of their respective filing dates (in the case of all other applicable Company SEC Reports), or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, each of the Company SEC Reports (a) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Reports and (b) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and other applicable Law, each as in effect on the date so filed.  As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing with respect to the disclosures that are amended), none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not false or misleading.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters or other correspondence received from the SEC or its staff and, to the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review. There has been no material correspondence between the SEC and the Company between December 31, 2014 and the date of the Agreement that is not set forth in the Company SEC Reports or that has not otherwise been disclosed to Parent prior to the date hereof. Since December 31, 2014, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extension of credit” to directors or executive officers of the Company prohibited by Section 402 of the Sarbanes-Oxley Act.

Section 3.10                             Financial Statements; Internal Controls.

(a)                                 The consolidated financial statements of the Company (including any related notes thereto) included or incorporated by reference in the Company SEC Reports since December 31, 2014:

(i)                                     as of their respective filing dates with the SEC (or, if such Company SEC Reports were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii)                                  were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements, as permitted by Regulation S-X or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act, and except that the unaudited statements may not contain certain footnotes and are subject to normal, recurring audit adjustments, the absence and effect of which, individually or in the aggregate, is not material to the Company and its Subsidiaries taken as a whole); and

(iii)                               fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal, recurring year-end audit adjustments) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations, comprehensive income, cash flows and shareholder equity for the periods then ended.

(b)                                 Since December 31, 2014 through the date of this Agreement, there has been no change in the Company’s accounting methods or principles that is material and would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto.

(c)                                  From December 31, 2014 through the date hereof, the Company has not received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls.

(d)                                 The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed (i) to ensure that material information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents, and (ii) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  As of the date hereof, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of (A) “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would, individually or in the aggregate, adversely affect or reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated or (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the Applicable Exchange.

Section 3.11                             Liabilities.  There are no liabilities or obligations of any kind, whether direct, indirect, accrued, contingent, absolute, liquidated, unliquidated, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries which are required to be recorded or reflected on a consolidated balance sheet of the Company and its Subsidiaries (including any notes thereto) in accordance with GAAP, other than:

(a)                                 Liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2016 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b)                                 Liabilities incurred since the Balance Sheet Date in the ordinary course of business, consistent with past practice;

(c)                                  Liabilities incurred in connection with the Transactions or as permitted or contemplated by this Agreement;

(d)                                 Liabilities that have been discharged or paid prior to the date of this Agreement; and

(e)                                  other Liabilities that would not have or reasonably be expected to have a Company Material Adverse Effect.

Section 3.12                             Absence of Certain Changes.  Except as otherwise contemplated, required or permitted by this Agreement, since the Balance Sheet Date through the date hereof, (a) the Company and each of its Subsidiaries have conducted their business, in all material respects, in the ordinary course (except with respect to this Agreement and discussions, negotiations and transactions related thereto) and (b) there has not been any Company Material Adverse Effect or any Effect that would reasonably be expected to have a Company Material Adverse Effect.

Section 3.13                             Litigation.  As of the date hereof there are no legal actions, arbitrations, litigations, investigations (where the Company has been notified in writing by the investigating Governmental Authority of such investigation), suits or other civil or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would have or reasonably be expected to have a Company Material Adverse Effect.  As of the date hereof, there are no material Orders outstanding against the Company or any of its Subsidiaries.

Section 3.14                             Material Contracts.

(a)                                 Section 3.14 of the Company Disclosure Letter sets forth a true and complete list of all of the following Contracts (x) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement or (y) by which the Company, any of its Subsidiaries or any of the Company Assets are bound as of the date of this Agreement (collectively, the “Material Contracts”):

(i)                                     all Contracts that are filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date hereof;

(ii)                                  all Contracts containing a covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any material respect in any line of business in any geographic area or to compete in any material respect with any Person, a non-solicitation covenant or standstill or that otherwise limits or purports to limit in any material respect the ability of the Company or any of its Subsidiaries to conduct its business in the ordinary course of business, consistent with past practice, during any period of time or with any Person;

(iii)                               all Contracts containing material exclusivity or “most favored nation” obligations, or granting material rights of first refusal, first offer or first negotiation or similar restrictions binding on the Company or any of its Subsidiaries;

(iv)                              all collective bargaining, works council, shop, enterprise or recognition agreements or Contracts with any labor union, trade union, association of trade union, work’s council or health and safety committee;

(v)                                 other than with respect to a partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries, any Contract that is a joint venture, partnership, limited liability company or other similar Contract, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(vi)          all settlement and similar agreements with respect to any Legal Action involving payments after the Closing in excess of $500,000 in the aggregate or any injunctive or similar equitable obligations on the Company or any of its Subsidiaries;

(vii)         all Contracts for capital expenditures or the acquisition or construction of fixed assets, including Company Aircraft, requiring the payment by the Company or any of its Subsidiaries of an amount in excess of $1,000,000;

(viii)        all Contracts pursuant to which the Company or any of its Subsidiaries is granted a license or right to use any material Licensed Intellectual Property (other than inbound license agreements for commercially available off-the-shelf computer Software with a cost of less than $200,000, which cost includes both up-front fees and fees over each one-year period during the life of the applicable license);

(ix)          all employment or similar Contracts between any current employee or consultant of the Company or any of its Subsidiaries, on the one hand, and the Company or one of its Subsidiaries, on the other hand, involving payment of annual base compensation in excess of $500,000 or containing severance, success, stay, retention or change of control fees, bonuses or other payments as a result of a change-in-control of the Company;

(x)           all Contracts with the Material Customers and the Material Suppliers;

(xi)          all Contracts under which (i) any Person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed outstanding Liabilities of the Company or any of its Subsidiaries or (ii) the Company or any Subsidiary of the Company has directly or indirectly guaranteed outstanding Liabilities of any Person (other than the Company or any Subsidiary of the Company) (in each case of clauses (i) and (ii), which guarantee obligation exceeds $1,000,000, other than, in each case, endorsements for the purpose of collection in the ordinary course of business, consistent with past practice);

(xii)         all Contracts with respect to third-party Indebtedness other than the Aircraft Financing Documents, in any such case which the outstanding balance, individually, is in excess of $1,000,000;

(xiii)        all Contracts under which the Company or any Subsidiary of the Company, directly or indirectly, has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business, consistent with past practice), in any such case which, individually, is in excess of $1,000,000;

(xiv)        all Contracts that require the future acquisition from another Person or future disposition to another Person of assets or capital stock or other equity interest of another Person and other Contracts that relate to an acquisition or similar transaction which contain “earn-out” obligations with respect to the Company or any of its Subsidiaries, in any such case;

(xv)         all Aircraft Financing Documents that contain: (A) any restrictions on (x) the incurrence of Indebtedness or guarantees of Indebtedness, (y) the making of dividends or payments on Indebtedness and (z) the granting of liens and/or security interests; and (B) any Aircraft Financing Debt Requirement;

(xvi)        all Contracts that by their terms are reasonably expected to result in future payments to or by the Company in excess of $3,000,000 per annum;

(xvii)       any Contract obligating the Company or any of its Subsidiaries to provide material indemnification outside of the ordinary course of business; and

(xviii)      all commitments to enter into any of the foregoing.

(b)           The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.  Each Material Contract is, subject to the Enforceability Exceptions, (i) a legal, valid and binding agreement of the Company or its applicable Subsidiary and, to the Knowledge of the Company, the other parties thereto, (ii) to the Knowledge of the Company, enforceable in accordance with its terms against the other contracting party, and (iii) in full force and effect in accordance with its terms, except where failure to be valid and binding or in full force or effect would not reasonably be expected to have a Company Material Adverse Effect.  Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, is in compliance with its obligations under each Material Contract.  The Company has not received any written claim during the last twelve (12) months prior to the date of this Agreement from any other party to any Material Contract that the Company or any of its Subsidiaries has breached any obligations to be performed by it thereunder, no party to any Material Contract has exercised any termination rights with respect thereto and no party has given written notice of any dispute with respect to any Material Contract, except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole.

Section 3.15          Benefit Plans.

(a)           Section 3.15(a) of the Company Disclosure Letter lists all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and all material stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other material benefit plans (including the Company Equity Plans), agreements, programs, policies or commitments, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (ii) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants.  All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Benefit Plans.”

(b)           With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion and (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”).

(c)           The Company does not maintain, sponsor or contribute to, and has not, within the preceding six (6) years, maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA.

(d)           Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, each Company Benefit Plan is in compliance with ERISA, the Code and other applicable Law.  With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) except as would not, individually or in the aggregate, result or reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(e)           No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(f)            Except as set forth in this Agreement, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any material payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any material benefits otherwise payable under any Company Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits from the Company or any of its Subsidiaries to any current or former employee of the Company or any of its Subsidiaries.

(g)           Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, there are no pending, or, to the Knowledge of the Company, threatened, Legal Actions against any Company Benefit Plan.

(h)           Neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in any amount being nondeductible under Section 280G of the Code or subject to an excise tax under Section 4999 of the Code.  The Company or any of its Subsidiaries do not maintain obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

Section 3.16          Labor Relations.

(a)           No employee of the Company or any of its Subsidiaries is represented by any labor organization, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, and there are no labor or collective bargaining agreements which pertain to the employees of the Company or any of its Subsidiaries.

(b)           No material union organizing efforts have been conducted within the last three (3) years, and there is no material organizing activity involving the Company or any of its Subsidiaries pending, or to the Knowledge of the Company or any of its Subsidiaries, threatened by any labor organization or group of employees of the Company or any of its Subsidiaries.  Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, no labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal.

(c)           Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries currently has or is involved with a strike, picket, work stoppage, work slowdown, lockout, arbitration, material grievance, or other labor dispute, and, to the Knowledge of the Company or any of its Subsidiaries, there are none threatened against the Company or any of its Subsidiaries.  Except as would not have a Company Material Adverse Effect, there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries.

(d)           Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (collectively, “WARN”), collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes and any similar tax.

(e)           Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within the six (6) months prior to the date of this Agreement, and neither the Company nor any of its Subsidiaries has incurred any Liability under the WARN within the six (6) months prior to the date of this Agreement that remains unsatisfied.

Section 3.17          Taxes.

(a)           All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, complete and correct in all material respects.

(b)           The Company and its Subsidiaries paid in full on a timely basis all income and other material Taxes due and owing (whether or not shown to be due on any such Tax Returns).

(c)           All material Taxes required to be withheld by the Company or any of its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(d)           There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, material Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(e)           No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any income or other material Taxes due from or with respect to the Company or any of its Subsidiaries.

(f)            No claim has been made in writing by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is required to file Tax Returns in, or pay Taxes to any Governmental Authority in, that jurisdiction, which claim has not been resolved.

(g)           All deficiencies for material Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.

(h)           Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement or arrangement with respect to Taxes pursuant to which the Company or any of its Subsidiaries will have any material Tax Liability after the Closing, other than (i) any such agreement or arrangement solely among the Company and its Subsidiaries or (ii) any indemnification agreement or arrangement pertaining to the sale or lease of assets or Subsidiaries or commercial agreements the principal purpose of which is unrelated to Tax.

(i)            The Company and its Subsidiaries are not subject to any private letter ruling of the IRS or comparable ruling of any Governmental Authority, and, as of the date hereof, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign Law) has been entered into by or with respect to the Company or any of its Subsidiaries in respect of any taxable year for which the statute of limitations has not yet expired.

(j)            There are no Liens for material Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(k)           During the two (2) year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a distribution of shares intended to qualify for tax-free treatment under Section 355 of the Code.

Section 3.18          Environmental Matters.  The operations of the Company and each of its Subsidiaries are and, since December 31, 2014, have been in compliance with applicable Law relating to (a) pollution, contamination, protection of the environment or employee health and safety (as it relates to exposure to Hazardous Substances), (b) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities or real property or (c) the management, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”), in each case, except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole.  (i) The Company and its Subsidiaries possess, and have possessed since December 31, 2014, all Permits required under Environmental Law (“Environmental Permits”) necessary for their respective operations, (ii) such operations are and have been in compliance with applicable Environmental Permits, (iii) to the Knowledge of the Company, no suspension or cancellation of any of the Environmental Permits is pending or threatened and (iv) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify in an adverse manner any of the Environmental Permits except, in each case, as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole.  No Legal Action arising under or pursuant to Environmental Law is pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole.  There are no conditions at any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company, or to which the Company transported, recycled or disposed of Hazardous Substances, which have given rise to, or would reasonably be expected to give rise to, any liability under Environmental Law, except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole.

Section 3.19          Intellectual Property.

(a)           Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list of each patent, copyright, trademark, domain name, and supplemental type certificate included in the Owned Intellectual Property that is registered, issued or the subject of a pending application for registration including, for each item listed, the record owner, jurisdiction and issuance, registration or application number and date, as applicable, of such item (“Registered Intellectual Property”). Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) all Registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable and (ii) all necessary registration, maintenance, renewal, and other relevant filings and fee payments due through the date hereof in connection with the Registered Intellectual Property have been timely made.  The list set forth in Section 3.19(a) of the Company Disclosure Letter does not include any Owned Intellectual Property that has expired or that has been abandoned prior to the date of this Agreement.

(b)           Either the Company or one of its Subsidiaries (i) owns and possesses all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and (ii) has a valid and continuing right to use the Licensed Intellectual Property, except as would not have or reasonably be expected to have a Company Material Adverse Effect. The Owned Intellectual Property, along with the Licensed Intellectual Property, constitutes all of the material Intellectual Property used in the conduct and operation of, the businesses of the Company and its Subsidiaries.

(c)           Except as would not have or reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 3.19(c)(ii) of the Company Disclosure Letter, (i) the business and operations of the Company and its Subsidiaries have not and do not infringe upon, misappropriate, or otherwise violate any Intellectual Property rights of any Person and (ii) as of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of the Company, threatened in writing against or affecting, the Company or its Subsidiaries or any current or former officer, director or employee of the Company or its Subsidiaries (x) alleging that the Company or any Subsidiary of the Company has infringed, misappropriated or otherwise violated any Intellectual Property, or other proprietary Right of any third party, or (y) challenging the use, ownership, validity or enforceability of any Owned Intellectual Property.

(d)           Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any Owned Intellectual Property and (ii) no such claims are currently pending or have been threatened in writing against any Person by the Company or any of its Subsidiaries.

(e)           The consummation of the Transactions do not alter, impair or extinguish any Rights of the Company or any of its Subsidiaries in the Owned Intellectual Property or Licensed Intellectual Property, except as would not have or reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 3.19(e) of the Company Disclosure Letter.

(f)            The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets included in the Owned Intellectual Property.

(g)           Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or have a valid right to access and use the IT Systems, (ii) the IT Systems are adequate and sufficient for, and operate and perform as required in connection with, the current operation of the businesses of Company and its Subsidiaries, (iii) the Company and its Subsidiaries have taken reasonable measures to maintain the performance, security and integrity of the IT Systems (and all Software, information or data stored thereon), (iv) to the Knowledge of the Company, the IT Systems have not suffered any malfunction, failure or security breach, (v) the Company and its Subsidiaries have commercially reasonable back-up and disaster recovery arrangements in the event of a failure of the IT Systems and (vi) to the Knowledge of the Company, the IT Systems are free from any defect, bug or virus.

(h)           Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) none of the source code or related materials for any Software exclusively owned (or purported to be owned) by the Company or any of its Subsidiaries (“Company Software”) has been licensed or provided to, or otherwise used or accessed by, any Person other than employees, consultants and contractors of the Company or any of its Subsidiaries who have a written confidentiality obligation to such Company or Subsidiary with respect to such source code or related materials and (ii) neither the Company nor any of its Subsidiaries is obligated to provide to any Person (including the open source community) the source code for any Company Software.

(i)            Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) the Company Software is free from any defect, bug, virus, design or documentation error or corruptant that would have a material effect on the operation or use of the Company Software and (ii) none of the Company Software contains any code designed or intended to have, or that without user intent will cause, any of the following functions: (x) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer or other device on which such Company Software is stored, installed or used; (y) damaging or destroying any data or file without the user’s consent; or (z) sending information to the Company, any of its Subsidiaries or any other Person without consent.

(j)            This Section 3.19 constitutes the exclusive representations and warranties with respect to the subject matter set forth in this Section 3.19.

Section 3.20          Compliance with Health Care Laws.

(a)           Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are, and since

December 31, 2014 have been, in compliance with all Health Care Laws applicable to the Company and its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has, since December 31, 2014, received any written notice from any Governmental Authority alleging non-compliance with any Health Care Law.  Neither the Company nor any of its Subsidiaries is a party to, or bound by, any Order, corporate integrity agreement, deferred prosecution agreement, settlement agreement, or consent decree with any Governmental Authority with respect to a violation of any Health Care Law, or, except in the ordinary course of business, any monitoring agreement or plan of correction with any Governmental Authority with respect to a violation of any Health Care Law.

(b)           With respect to participation in Government Programs, except as would not have or reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries meet, and since December 31, 2014 have met, the requirements for participation in, and receipt of payment from, the Government Programs in which the Company or such Subsidiary currently participates. Except as would not have or reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, since December 31, 2014, none of the Company or its Subsidiaries has billed or received any payment or reimbursement in excess of amounts allowed by Health Care Laws. Except as would not have or reasonably be expected to have a Company Material Adverse Effect, since December 31, 2014, the Company and its Subsidiaries have not received any written notice of denial of payment, overpayment, recoupment, penalty or fine from any Government Program with respect to services provided by the Company or its Subsidiaries.  None of the Company or its Subsidiaries has been served with or received any search warrant, subpoena or civil investigative demand from any Governmental Authority alleging or relating to a material violation of a Health Care Law, nor does the Company otherwise have Knowledge of any active investigation by a Governmental Authority alleging the Company has materially violated Health Care Laws.

(c)           To the Knowledge of the Company, neither Company nor any of its Subsidiaries has and none of their respective directors, officers, agents or employees has, directly or indirectly: (a) knowingly and willfully made or caused to be made a false statement or representation of a fact in any application for any benefit or payment payable by a Government Program; (b) knowingly and willfully made or caused to be made any false statement or representation of a fact for use in determining rights to any benefit or payment payable by a Government Program; (c) failed to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment payable by a Government Program; (d) knowingly and willfully solicited or received any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offered to pay or receive such remuneration (i) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid, or (ii) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid; (e) otherwise made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business payable by any Government Program, (ii) to pay for favorable treatment for Government Program business secured; or (f) established or maintained any fund or asset that has not been recorded in the books and records of such of the Company or its applicable Subsidiary, as appropriate.

(d)           The Company and its Subsidiaries have implemented compliance programs reasonably designed to cause the Company and its Subsidiaries to be in compliance in all material respects with applicable Health Care Laws.

(e)           Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any  of their respective directors, officers, agents or employees, (i) has been excluded, suspended or debarred from participation in any Government Program, (ii) has been convicted of, or is being investigated with respect to, any criminal offense relating to the delivery of any item or service under a Government Program or other health care services, or (iii) has been or is a party to or subject to any Legal Action concerning any of the matters described in the foregoing clauses (i) or (ii).

(f)            The Company and its Subsidiaries are in compliance with all applicable state and federal privacy and security laws, including having business associate or confidentiality agreements in effect as required by HIPAA with all of their Business Associates (as defined in 45 C.F.R. 160.103), except as would not have or reasonably be expected to have a Company Material Adverse Effect.  Except as would not have or reasonably be expected to have a Company Material Adverse Effect, when acting as a Business Associate, each of the Company or its applicable Subsidiary has in effect agreements with each of its Covered Entity (as defined in 45 C.F.R. § 160.103) clients that satisfy the requirements of 45 C.F.R. § 164.504(e), and none of the Company or its Subsidiaries is in breach of any such agreement.  Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries has received any written complaint from any person regarding any Company or Subsidiary agents’, employees’ or contractors’ uses or disclosures of, or security practices regarding, individually identifiable health-related information and (ii) to the Knowledge of the Company, none of the Company or any Subsidiary has experienced a Breach of Unsecured Protected Health Information (as those terms are defined in 45 C.F.R. 164.402) by any of the Company or its Subsidiaries or any agent, employee or contractor of any of the Company or its Subsidiaries.

(g)           Except as would not have or reasonably be expected to have a Company Material Adverse Effect, the Company maintains, and since December 31, 2014 has maintained, all accreditations required for Company Permits and participation in Government Programs.  In each such instance, as required by Law for such Permit or participation in Government Programs, the Company is accredited by the Commission on Accreditation of Medical Transport Systems (“CAMTS”) and/or National Accreditation Alliance Medical Transport Application (“NAAMTA”).  The Company has not had any accreditation by CAMTS or NAAMTA denied or revoked.

Section 3.21          Real Property

(a)           Section 3.21(a) of the Company Disclosure Letter sets forth the real property owned in fee simple by the Company or any of its Subsidiaries (the “Company Owned Real Property”). Either the Company or a Subsidiary of the Company has good and valid title in fee simple to such Company Owned Real Property, free and clear of all Liens other than any Permitted Liens. With respect to the Company Owned Real Property, there are no outstanding option rights, rights of first offer or rights of first refusal to purchase any portion thereof or interest therein.

(b)           Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other occupancy agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property”, and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens.  Section 3.21(b) of the Company Disclosure Letter sets forth a true and complete list of all Company Leased Property where the terms of the applicable Company Real Property Lease, as of the date of this Agreement, provide for annual lease payments in excess of $1,000,000 (the “Material Company Real Property Leases”). A true and complete copy of each Company Real Property Lease as of the date of this Agreement related to each of the Material Company Real Property Leases as set forth in Section 3.21(b) of the Company Disclosure Letter has been made available to Parent or publicly filed with the SEC prior to the date of this Agreement.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, each Company Real Property Lease is a valid, binding and enforceable obligation of the Company or any Subsidiary that is party thereto, and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms in all respects, subject to the Enforceability Exceptions, and each Company Real Property Lease is in full force and effect.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, neither the Company nor any Subsidiary nor, to the knowledge of the Company, any other party thereto, is in breach or default under any Company Real Property Lease.  Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, to the Knowledge of the Company, no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease.

(c)           Neither the Company nor any of its Subsidiaries has, since December 31, 2014, received notice of the existence of any outstanding Order or of any pending Legal Action, and, to the knowledge of the Company, there is no such Order or Legal Action threatened, relating to the ownership, lease, use, occupancy or operation by the Company or its Subsidiaries of the Company Owned Real Property or the Company Leased Real Property.

Section 3.22          Insurance.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, all insurance policies with respect to the business and assets of the Company and its Subsidiaries in effect as of the date of this Agreement are in full force and effect, no written notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder.

Section 3.23          Permits; Compliance with Law.

(a)           Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals, waivers, exemptions and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), (ii) each Company Permit is in full force and effect, and (iii) neither the Company nor any of its Subsidiaries is, or since December 31, 2014 has been, in conflict with or default or violation of any of the Company Permits.  Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, as of between December 31, 2014 and the date of this Agreement, (x) no termination, revocation, suspension, modification or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened and (y) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to (i) terminate, suspend, revoke, cancel, withdraw or modify in an adverse manner any of the Company Permits; or (ii)  give  any notice of the intention of any Governmental Authority to impose any civil penalty on the Company or any of its Subsidiaries as a result of any deviation of the term of any Permit, Law or Order.

(b)           The Company and each of its Subsidiaries are, and since December 31, 2014 have been, in compliance with all Laws or Orders applicable to the Company or any of its Subsidiaries, except as would not have or reasonably be expected to have a Company Material Adverse Effect.

(c)           No representation is made under this Section 3.23 with respect to employee benefits, labor, Tax, environmental, intellectual property or health care regulatory matters, which matters are addressed in Section 3.15, Section 3.16, Section 3.17, Section 3.18, Section 3.19 and Section 3.20, respectively.

Section 3.24          Aircraft.

(a)           Section 3.24 of the Company Disclosure Letter sets forth a true and complete list of all aircraft owned or leased or operated by the Company or any of its Subsidiaries as of the date of this Agreement (the “Company Aircraft”), including a description of the type, whether the Aircraft is owned, leased or operated, manufacturer serial number, FAA registration number and manufacture date or age of each such Company Aircraft.  Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole, the Company or one of its Subsidiaries has good and valid title to each Company Aircraft identified in Section 3.24 of the Company Disclosure Letter as being owned by the Company or its Subsidiaries, free and clear of all Liens, except for Permitted Liens or as otherwise set forth on in Section 3.24(a) of the Company Disclosure Letter.

(b)           All Company Aircraft are being maintained in all material respects according to applicable FAA regulatory standards and the FAA-approved maintenance program of the Company and, except with respect to Company Aircraft undergoing maintenance, are in airworthy condition and safe for operation, except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole.  The Company and its Subsidiaries have implemented maintenance schedules with respect to their respective Company Aircraft and engines that, if complied with, will result in the satisfaction in all material respects of all material requirements under all applicable airworthiness directives and Federal Aviation Administration requirements required to be complied with in accordance with the FAA-approved maintenance program and/or the FAA-approved maintenance program of the Company and its Subsidiaries, and the Company and its Subsidiaries are in compliance with such maintenance schedules in all material respects.

(c)           Except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the Company and its Subsidiaries taken as a whole:

(i)            each Company Aircraft has a valid and current individual aircraft FAA Certificate of Airworthiness with respect to such Company Aircraft that satisfies all requirements for the effectiveness of such FAA Certificate of Airworthiness;

(ii)           each Company Aircraft’s structure, systems and components are functioning in accordance with  manufacturer’s specifications, except for Company Aircraft that are undergoing maintenance and temporarily deferred maintenance items that are properly documented and permitted by the Company’s maintenance programs;

(iii)          all deferred maintenance items and temporary repairs with respect to each such Company Aircraft have been or will be made in accordance with the Company’s maintenance programs, including the deadline for performing such maintenance or repairs;

(iv)          neither the Company  nor its Subsidiaries is a party to any interchange or pooling agreements with respect to the Company Aircraft, other than parts pooling agreements in the ordinary course of business, consistent with past practice; and

(v)           no Company Aircraft is subleased to or otherwise in the possession of another air carrier or other Person other than the Company or any of its Subsidiaries, to operate such Company Aircraft in air transportation or otherwise.

Section 3.25          Affiliated Transactions.  Neither (a) any director, officer, equityholder, partner, employee, manager or Affiliate (other than Subsidiaries of the Company) of the Company or any of its Subsidiaries, (b) any of their respective Affiliates, nor (c) any of the respective family members of the foregoing (collectively, the “Related Parties”), is a party to any Contract with, or is involved in the making or any payment or transfer of assets from or to, the Company or its Subsidiaries (other than employment agreements or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed in the Company SEC Reports.

Section 3.26          No Rights Agreement; Anti-Takeover Provisions.

(a)           The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan and the Company Board has not adopted or authorized the adoption of such an agreement or plan.

(b)           Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.6(c), no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Merger Transactions or require additional action to be taken by the Company Board in order for any such Takeover Law to be inapplicable to this Agreement and the Merger Transactions.

Section 3.27          Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents (including any amendments or supplements thereto) will, at the time such Offer Documents are filed with the SEC or at the time such Offer Documents are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Schedule 14D-9 (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time it is filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Schedule 14D-9.

Section 3.28          Opinion of Financial Advisor.  The Company Board has received the opinions of Goldman Sachs & Co. and Centerview Partners LLC (the “Company Financial Advisors”) to the effect that, as of the date of such opinion and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the per share price of $43.00 to be paid to the holders of Common Stock (other than Excluded Shares and any other Shares held by any Affiliate of the Company or Parent) in the Offer and the Merger is fair from a financial point of view to such holders.  The Company shall make available to Parent a copy of each such opinion for informational purposes only reasonably promptly following receipt thereof by the Company Board; provided, that it is agreed and understood that each such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.

Section 3.29          Brokers.  Except for fees payable to the Company Financial Advisors, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.  The Company has prior to the date of this Agreement made available to Parent a true and complete copy of the Company’s engagement letter relating to the Merger Transactions with each of the Company Financial Advisors.

Section 3.30          Privacy and Data Protection.

(a)           The Company is in material compliance with (i) its policies governing the security of Personal Information.

(b)           The Company has commercially reasonable security policies and procedures in place to protect Personal Information it receives from unauthorized access, use or disclosure.

(c)           To the Knowledge of the Company, the Company has not been for the past three years, and is not currently under investigation by any Governmental Authority regarding any material violation of Privacy Laws pertaining to its protection, storage, use, disclosure, and transfer of Personal Information.

(d)           Except as would not have or reasonably be expected to have a Company Material Adverse Effect, since December 31, 2014, to the Knowledge of the Company, the Company has not received any written claim, complaint, inquiry, or notice from any Governmental Authority related to the Company’s collection, processing, use, storage, security, and/or disclosure of Personal Information, alleging that any of these activities are in violation of any Privacy Law.

Section 3.31          Governmental Contracts.  Since December 31, 2014, there have not been any written allegations of fraud, nor to the Knowledge of the Company any investigations or audits by any Governmental Authority with regard to, any Government Contract, except as would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole. To the Knowledge of the Company, none of the Company nor any of its Subsidiaries is, or since December 31, 2014 has been, (a) debarred or suspended from the award of a Contract with a Governmental Authority, or (b) on notice of a written allegation or disclosure of a material violation of any applicable Law relating to procurement with respect to a Government Contract.

Section 3.32          No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.  In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 4.1            Organization and Power.  Each of Parent and Merger Sub (a) is duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted and (c) except as would not have or reasonably be expected to have a Parent Material Adverse Effect, is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets and properties makes such qualification or licensing necessary.

Section 4.2            Corporate Authorization; Enforceability.  Assuming that the representations and warranties of the Company set forth in Section 3.3 are true and correct, each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement, and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform their obligations hereunder and to consummate the Merger Transactions. The board of directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Merger Transactions.  The board of directors of Merger Sub has adopted resolutions (a) approving this Agreement and the Transactions and declaring it advisable to enter into this Agreement and consummate the Transactions and (b) recommending that Merger Sub’s stockholder adopt this Agreement.  Parent, as the sole stockholder of Merger Sub, will approve this Agreement and the Transactions immediately following the execution and delivery of this Agreement.  The execution, delivery and performance of this Agreement by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action (including any stockholder vote or other action) on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger Transactions

Section 4.3            Enforceability.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.  Assuming the accuracy of the representations and warranties of the Company and its Subsidiaries set forth in Section 3.3, no Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.

Section 4.4            Governmental Authorizations.  Assuming that the representations and warranties of the Company and its Subsidiaries contained in Section 3.26 are true and correct, and assuming that the Merger Transactions are consummated in accordance with Section 251(h) of the DGCL, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger Transactions do not and will not require any Governmental Authorization, other than:

(a)           the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b)           the filing of the Offer Documents with the SEC and any filings and any reports that may be required in connection with this Agreement and the Transactions either (i) with the SEC under the Exchange Act or (ii) under state securities Laws or “blue sky” Laws;

(c)           any filings as are necessary to comply with the Applicable Exchange rules and regulations;

(d)           compliance with and filings under the HSR Act;

(e)           those filings or submissions set forth in Section 3.6(e) of the Company Disclosure Letter that are required to be made under any regulation, rule, order, notice, or policy of the FAA; and

(f)            any such other Governmental Authorizations that, if not obtained, have or would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5            Non-Contravention.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub and (b) assuming that all Governmental Authorizations described in Section 4.4 have been obtained or made prior to the Offer Acceptance Time or the Effective Time, as applicable, (i) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are

bound or (ii) result in any violation or breach of, or constitute a default under, or result in the loss of a benefit or require a consent under, or give rise to any right by any party to terminate, cancel, accelerate or adversely modify, or result in the creation of any Lien on any Parent Asset pursuant to, any Contract to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound, other than in the case of clause (b) of this Section 4.5, as would not have or reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6            Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.

(a)           All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent.  Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b)           Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged, nor prior to the Effective Time will it engage, in any business activities or operations other than in connection with the Transactions.  Merger Sub has no Subsidiaries.

(c)           Neither Parent nor Merger Sub, nor any of their respective Affiliates, is or has been during the past three (3) years an “interested stockholder” of the Company as defined in Section 203 of the DGCL.  Neither Parent, Merger Sub, nor any of their respective Affiliates beneficially owns, directly or indirectly, or is the record holder of (or during the past three (3) years has beneficially owned, directly or indirectly, or been the record holder of), and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Common Stock or any option, warrant or other right to acquire any shares of Common Stock.

Section 4.7            Financing.  Parent has delivered to the Company true and complete copies of (a) a fully executed commitment letter dated on or about the date of this Agreement (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.10, the “Equity Commitment Letter”) from the Sponsor providing for an equity investment in Parent, subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Equity Financing”) and (b) a fully executed commitment letter and fee letter (other than any information to be redacted pursuant to the terms thereof) dated on or about the date of this Agreement from the financial institutions identified therein (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.10, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”), providing, subject to the terms and conditions therein, for debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”).  As of the date of this Agreement, none of the Financing Letters has been amended or modified, and, to the Knowledge of Parent, no such amendment or modification is contemplated, and none of the respective obligations and commitments contained in such letters have been withdrawn, terminated or rescinded in any respect and, to the Knowledge of Parent, no such withdrawal, termination or rescission is contemplated.  Assuming (i) the Financing is funded in accordance with the Financing Letters and (ii) the satisfaction of the Offer Conditions, the net proceeds contemplated by the Financing Letters (after netting out applicable Expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter), will in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Offer Price and Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement, the Equity Commitment Letter or the Debt Commitment Letter) and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Equity Awards under this Agreement) and to pay all related Expenses payable on the Closing Date by them in connection with the Transactions (such amount collectively, the “Required Amount”).  As of the date of this Agreement, the Financing Letters are (x) legal, valid and binding obligations of Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, (y) enforceable in accordance with their respective terms against Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, in each case subject to the Enforceability Exceptions and (z) in full force and effect.  As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto under the Equity Commitment Letter or the Debt Commitment Letter.  Assuming satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, Parent does not have any reason to believe that the conditions precedent set forth in the Financing Letters will not be satisfied or that the Required Amount will not be available on the Closing Date.  The only conditions precedent (including the market “flex” provisions) related to the obligations of the Guarantor to fund the full amount of the Equity Financing and the lenders to fund the full amount of the Debt Financing are those expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter, respectively.  There are no side letters or other Contracts or arrangements (except for a customary fee letter, fee credit letter and engagement letter) to which Parent or any of its Affiliates is a party related to the Financing other than as expressly contained in the Financing Letters delivered to the Company prior to the date of this Agreement that would (A) impair the enforceability of any of the Financing Letters, (B) reduce the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Financing Letters on the date of this Agreement) such that the aggregate amount of the Financing would be below the amount required to pay the Required Amount, (C) impose new or additional conditions precedent to the Financing, (D) otherwise adversely modify any of the conditions precedent to the Financing or (E) reasonably be expected to prevent, impair or delay the consummation of the Financing.

Section 4.8            Solvency.  Neither Parent nor Merger Sub is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.  Assuming (a) satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger and after giving effect to the Transactions and the payment of the aggregate Offer Price and Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Letters and payment of the Required Amount and (b) the representations and warranties of the Company in Article III are accurate, the Surviving Corporation and its Subsidiaries on a consolidated basis will be Solvent as of the Offer Acceptance Time and as of the Effective Time and immediately after the consummation of the applicable Transactions.

Section 4.9            Litigation.  As of the date hereof there are no Legal Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Affiliates that would have or reasonably be expected to have a Parent Material Adverse Effect.  As of the date hereof, there are no Orders outstanding against Parent or any of its Affiliates that would have or reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10          Absence of Arrangements with Management and Principal Stockholders.  Other than this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings (a) between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of their respective Affiliates or any beneficial owner of Common Stock, on the other hand, relating to the Transactions or the operations of the Company or any of its Subsidiaries or (b) pursuant to which any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company agrees to tender any shares of Common Stock in the Offer or agrees to vote against or otherwise oppose any Superior Proposal.

Section 4.11          Brokers.  No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose Expenses will be paid by Parent.

Section 4.12          Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 (including any amendments or supplements thereto) will, at the time the Schedule 14D-9 (or any amendment or supplement thereto) is filed with the SEC or at the time the Schedule 14D-9 (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading.  The Offer Documents (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Offer Documents.

Section 4.13                             Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants or agreements expressly set forth herein (subject to the provisions of Section 7.5 and Section 7.6).

Section 4.14                             No Other Company Representations and Warranties; Independent Investigation.  Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company.  Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, (a) has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives or (b) will have been or be subject to any Liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives, or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal), in anticipation or contemplation of any of the Transactions.  Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.  Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and

Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Merger Sub and their respective Affiliates and Representatives have relied on the representations and warranties expressly set forth in Article III and on the results of their own independent investigation. This Section 4.14 shall not waive any claim or rights of Parent or Merger Sub or their Affiliates in any case of any fraud by the Company or any of its Affiliates.

ARTICLE V

COVENANTS

Section 5.1                                    Conduct of Business of the Company.  From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, except as contemplated or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, Order or to comply with any notice from a Governmental Authority, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to (i) conduct its business in all material respects in the ordinary course, (ii) comply in all material respects with all applicable Laws, and (iii) to the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to preserve its and each of its Subsidiaries’ business organizations (including the service of key employees) substantially intact and preserve existing relations with key customers, suppliers and other Persons with whom the Company or its Subsidiaries have significant business relationships, in each case, consistent with past practice.  Without limiting the generality of the foregoing, and except as otherwise contemplated or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise required by applicable Law, Order or to comply with any notice from a Governmental Authority, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

(a)                                 Organizational Documents.  Amend any of the Company Organizational Documents;

(b)                                 Capital Stock.  (i) Deliver, pledge, issue, sell, encumber or grant or otherwise acquire or dispose of any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests; provided, that the Company may issue or grant shares of Common Stock or other securities as required pursuant to equity awards or obligations under the Company Benefit Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Company Benefit Plan in effect on the date of this Agreement or granted after the date hereof as contemplated in Section 5.1(b) of the Company Disclosure Letter, (ii) purchase or repurchase, redeem or otherwise acquire or dispose of any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests (other than pursuant to the exercise of Company Stock Options or the forfeiture of or withholding of taxes with respect to Company Equity Awards), (iii) in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution or transfer in respect of, any shares of its capital stock or other equity or voting interests other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its direct or indirect parent or (iv) split, combine, subdivide, reclassify, recapitalize, redeem, purchase or otherwise change its capitalization or otherwise acquire any shares of its capital stock or other equity or voting interests;

(c)                                  Compensation and Benefits.  (i) Increase or make a commitment to increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or consultants, except for annual increases in salary, annual bonus targets, hourly wage rates, fees and benefits of non-executive officers, employees or consultants in the ordinary course of business, consistent with past practice or (ii) establish, adopt, enter into, amend, renew or terminate any Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan (other than amendments to a Company Benefit Plan associated with the annual open enrollment process in the ordinary course of business, consistent with past practice), (iii) grant any severance or termination pay or retention or change-in-control payments to any current or former director, officer, employee or consultant, (iv) enter into any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative, (v) take any action to accelerate the vesting, payment or funding or securing the funding of any compensation or benefits to any current or former director, officer or employee, or (vi) promote or change the title of any employee of the Company or any of its Subsidiaries eligible to receive compensation in excess of $500,000 per annum (retroactively or otherwise) or hire or make an offer to hire any new employees eligible to receive compensation in excess of $500,000 per annum, except, in each case (A) to the extent required by applicable Law, this Agreement or any Company Benefit Plan in effect on the date of this Agreement, (B) to comply with Section 409A of the Code and guidance applicable thereunder or (C) as contemplated by Section 5.1(c) of the Company Disclosure Letter;

(d)                                 Labor Relations. Plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment or such Company’s employees (other than terminations of individual employees of such Company in the ordinary course of business) that would constitute a “mass layoff” or “plant closing” (as defined under the WARN Act);

(e)                                  Capital Expenditures.  Make or authorize capital expenditures for property, plant and equipment, except (A) consistent in all material respects with the Company’s current plan, as set forth in Section 5.1(e) of the Company Disclosure Letter, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident that are covered by insurance or are otherwise necessary in order to maintain immediate business continuity, (C) capital expenditures that are required pursuant to an Order that is applicable to the Company or any of its Subsidiaries (including a mandate by the FAA) or (D) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (D) not to exceed $1,000,000 in the aggregate;

(f)                                   Acquisitions.  (i) Make any acquisition of (including by merger, combination, consolidation or acquisition of stock or assets or otherwise), or make any investment in, any interest in any Person or any division or business thereof, or (ii) make any other acquisition of property or assets, except in the ordinary course of business, consistent with past practice, and the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions contemplated by this subclause (ii) would not exceed $1,000,000;

(g)                                  Dispositions.  Sell, assign, lease, sublease, pledge, transfer, mortgage, encumber, dispose of, or otherwise subject to any Lien (other than a Permitted Lien) or dispose of (including terminating or surrendering) any of its material assets or material properties or equipment, or subject to any Lien (except Permitted Liens) any material portion of its assets, properties or equipment by merger, consolidation, asset sale or other business combination (including formation of a joint venture) or cancel, terminate, surrender, release, transfer or assign any material Indebtedness or claim, or restructure, reorganize or completely or partially liquidate, in each case, except (i) in the ordinary course of business, consistent with past practice (which, for the avoidance of doubt, shall include the disposition of Company Aircrafts to the extent consistent with the Company’s 2017 budget provided to Parent), (ii) any disposition of immaterial assets for a purchase price of not more than $1,000,000 in the aggregate, (iii) transfers among the Company and its Subsidiaries or (iv) pursuant to any Contract existing as of the date of this Agreement and set forth on Section 5.1(g) of the Company Disclosure Letter;

(h)                                 New Business.  Enter into any new line of business outside its existing business as of the date of this Agreement;

(i)                                     Corporate Transactions.  Merge or consolidate with any Person or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity or otherwise change the form of legal entity of such entity;

(j)                                    Indebtedness; Guarantees.  (i) Incur, prepay, amend the terms of or refinance any Indebtedness, except for (A) intercompany Indebtedness among the Company and its Subsidiaries, (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, consistent with past practice, (C) incurrence of Indebtedness permitted to be incurred under the Credit Facility as of the date hereof and (D) other Indebtedness relating to the Company’s aircraft financing arrangements under the Aircraft Financing Documents, in the ordinary course, consistent with past practice, (ii) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business, consistent with past practice, or (iii) make any loans, capital contributions or advances to any Person other than to the Company or any Subsidiary of the Company;

(k)                                 Material Contracts.  Enter into, renew, adopt, extend, materially amend, terminate or waive in any material respect, the terms of any Contract that is or would constitute a Material Contract or any Material Company Real Property Leases, in each case, other than in the ordinary course of business, consistent with past practice;

(l)                                     Accounting.  Make any material changes in financial accounting methods, principles, policies or practices or procedures of the Company and its Subsidiaries, except insofar as may be required (i) by GAAP (or any interpretation thereof), (ii) by any applicable Law or (iii) by any Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(m)                             Taxes.  Except, in each case, as otherwise required by Law, file any income or other material Tax Return, other than in a manner consistent with prior practice, make or change any material Tax election, change any material annual Tax accounting period, adopt or change any material method of Tax accounting, settle or compromise any material Tax liability of the Company or any of its Subsidiaries, surrender any right to claim a material Tax refund, consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment without first notifying Parent, or file any amendment to any income or other material Tax Return;

(n)                                 Legal Actions.  Settle or compromise any pending or threatened Legal Action, other than settlements or compromises of any pending or threatened Legal Action if the amount of any such settlement or agreement to settle or compromise does not exceed $1,000,000; provided, that no settlement or compromise of any pending or threatened Legal Action may involve any material injunctive or equitable relief or impose material restrictions on the business activities or operations of the Company and its Subsidiaries, taken as a whole, or involve an appraisal matter contemplated in Section 2.4 or a Transaction Litigation; or

(o)                                 Related Actions.  Authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2                                    Conduct of Business of Parent and Merger Sub.  From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, except as contemplated or permitted by this Agreement, or as required by applicable Law, Order or to comply with any notice from a Governmental Authority, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), neither Parent nor Merger Sub shall (a) take any action the result of which would reasonably be expected to materially and adversely impair or materially delay the consummation of the Transactions or (b) authorize any of, or commit or agree, in writing or otherwise, to take any such action.

Section 5.3                                    Access to Information; Confidentiality.

(a)                                 Subject to applicable Law, between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, upon reasonable advance notice, the Company shall, and shall cause its Subsidiaries to (i) provide to Parent and its Representatives access during normal business hours to the officers, employees, properties, books, offices and other facilities, Contracts, Tax Returns and records of the Company (for the avoidance of doubt, including correspondence and other exchanges between the Company and its Subsidiaries and any Governmental Authority) and its Subsidiaries (other than any of the foregoing that relate to the negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements set forth in Section 5.4, to any Takeover Proposal) and (ii) furnish promptly such financial, operational and other data and information concerning its business, operations, personnel, assets, liabilities and properties as Parent may reasonably request; provided, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company or its applicable Subsidiary and in such a manner as not to interfere unreasonably with the normal business or operations of the Company or any of its Subsidiaries.  Nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion (A) jeopardize any attorney-client or other legal privilege (so long as the Company and its Subsidiaries have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (B) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Subsidiaries is a party) (so long as the Company has used reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such applicable Law, agreement or duty); provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent that the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws.

(b)                                 No information or knowledge obtained by Parent or Merger Sub pursuant to this Section 5.3, Section 5.4 or otherwise shall affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties to consummate the Transactions in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of Parent or Merger Sub hereunder, nor shall any such information, knowledge or investigation be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement.

(c)                                  Information disclosed under this Section 5.3 and otherwise pursuant to this Agreement shall be governed under the letter agreement regarding confidentiality, dated September 2, 2016, as amended on February 13, 2017, between American Securities LLC and the Company (the “Confidentiality Agreement”). For the avoidance of doubt, the disclosure of information by Parent or any of its Representatives to the Lender Related Parties pursuant to Section 5.11 or otherwise shall not require the prior written approval of the Company pursuant to the Confidentiality Agreement.

Section 5.4                                    No Solicitation.

(a)                                 Except as permitted by this Section 5.4, the Company shall and shall cause each of its Subsidiaries and its and their respective officers and directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives to (i) immediately cease any direct or indirect solicitation, discussions or negotiations with any Persons with respect to a Takeover Proposal that existed on or prior to the date hereof and (ii) from and after the date hereof until the Offer Acceptance Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly (A) initiate, solicit, knowingly encourage or knowingly facilitate (including by providing information) the submission of any proposals, offers or inquiries regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in, knowingly encourage or knowingly facilitate any discussions or negotiations (including providing any data room access) regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of encouraging, a Takeover Proposal or (C) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for a Takeover Proposal.  The Company shall promptly (and in any event within five (5) Business Days hereof) request in writing to each Person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of a proposed Takeover Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries.  Notwithstanding anything herein to the contrary, the Company, in its sole discretion, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons that has the effect of prohibiting the counterparty thereto from making a private Takeover Proposal to the Company Board.

(b)                                 Notwithstanding anything contained in Section 5.4(a) or any other provision of this Agreement to the contrary, if, at any time from and after the date hereof until the earlier of the Offer Acceptance Time or the termination of this Agreement in accordance with Article VII, the Company or any of its Representatives receives a written Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.4, (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal solely to clarify the terms and conditions thereof and (ii) if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company and any of its Representatives may (x) enter into an Acceptable

Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives;  provided, that the Company shall promptly (and in any event within twenty-four (24) hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access that was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons and its or their Representatives regarding such Takeover Proposal.

(c)                                  From and after the date hereof until the Offer Acceptance Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall (i) promptly (and in any event within twenty-four (24) hours after knowledge of receipt by an officer or director of the Company) notify Parent if any inquiries, proposals or offers with respect to a Takeover Proposal are received by the Company or any of its Representatives, (ii) with respect to a Takeover Proposal, provide to Parent the identity of the Person or group of Persons making such Takeover Proposal and a copy of the Takeover Proposal or, if not in writing, a summary of the material terms and conditions of any Takeover Proposal, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal on a prompt basis and (iv) upon the request of Parent, reasonably inform Parent of the status and material details (including material amendments to the terms) of such Takeover Proposal.

(d)                                 Except as set forth in this Section 5.4, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify, amend or qualify in a manner adverse to Parent), or publicly propose to withdraw (or modify, amend or qualify in a manner adverse to Parent), the Company Board Recommendation, (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal, (C) fail to include the Company Board Recommendation in the Schedule 14D-9, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Takeover Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after commencement of such Takeover Proposal or (E) following the date of receipt of any Takeover Proposal or any material modification thereto is first made public, sent or given to the stockholders of the Company, fail to issue a press release that expressly reaffirms the Company Board Recommendation within two (2) Business Days following the Company’s receipt of Parent’s written request to do so (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), or (ii) approve, adopt or recommend, or propose publicly to approve or recommend, or allow the Company or any Subsidiary to enter into, any Contract, letter of intent or memorandum of understanding or other similar agreement constituting, or that would reasonably be expected to result in, any Takeover Proposal, other than an Acceptable Confidentiality Agreement (an “Alternative Acquisition Agreement”).

(e)                                  Notwithstanding anything to the contrary set forth in Section 5.4(d), in response to a written Takeover Proposal received by the Company Board after the date of this Agreement that did not result from a breach of this Section 5.4 and that the Company

Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, the Company Board may, at any time prior to the Offer Acceptance Time, make an Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 7.4(a), or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i)                                     the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the Person or group making the Superior Proposal), and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and a new four (4) Business Day period) and (3) that, subject to clause (ii) below, the Company Board has determined to effect an Adverse Recommendation Change or to terminate this Agreement in accordance with Section 7.4(a) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such an Adverse Recommendation Change or terminating this Agreement in accordance with Section 7.4(a), as applicable, to the extent requested by Parent, engaged in good faith negotiations with Parent, and cause its Representatives to engage in good faith negotiations with Parent’s Representatives, during such notice period to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; and

(ii)                                  the Company Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms proposed by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 7.4(a), as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f)                                   Notwithstanding anything to the contrary set forth in Section 5.4(d), upon the occurrence of any Intervening Event, the Company Board may, at any time prior to the Offer Acceptance Time, make an Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i)                                     the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to effect an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, to the extent requested by

Parent, engaged in good faith negotiations, and cause its Representatives to engage in good faith negotiations with Parent’s Representatives, with Parent during such five (5) Business Day period to amend this Agreement in such a manner that the failure of the Company Board to make an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii)                                  the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed by Parent, the failure to make an Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)                                  Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing to the stockholders of the Company any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of the Company that is required by applicable Law, after consulting with outside legal counsel; provided, that this Section 5.4(g) shall not be deemed to permit the Company Board to make an Adverse Recommendation Change except to the extent otherwise permitted by this Section 5.4.

Section 5.5                                    Employees; Benefit Plans.

(a)                                 For a period of not less than one year following the Effective Time (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide to each individual who, immediately prior to the Effective Time is an employee of the Company or any of its Subsidiaries (each, an “Employee”) (i) a salary or hourly wage rate that is not less than that provided to such Employee immediately prior to the Effective Time, (ii) incentive pay opportunities, including bonus and commission opportunities, but not including equity and equity-based awards that are no less favorable than those provided to such Employee immediately prior to the Effective Time, and (iii) other compensation and employee benefits (excluding equity and equity-based awards which will remain discretionary) that are no less favorable in the aggregate, determined on an individual basis, than those provided to such Employee under the compensation and benefit plans, programs, policies, agreements and arrangements of the Company and its Subsidiaries in effect immediately prior to the Effective Time.  This Section 5.5(a) shall not apply to Employees whose terms and conditions of employment are governed by a collective bargaining or similar agreement, in which case the terms of the applicable collective bargaining or similar agreement shall apply.

(b)                                 Parent shall, or shall cause the Surviving Corporation and each of their respective Affiliates to, honor all Company Benefit Plans (including all severance, change of control and similar plans and agreements, including the arrangements set forth on Section 5.5(b) of the Company Disclosure Letter) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans and except as provided herein.  Notwithstanding the foregoing, for the later of the duration of the Continuation Period or the remaining term of any individual employment, severance or separation agreement in effect immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or their respective Affiliates to, provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under the Company’s or any of the Company’s Subsidiaries’ severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time (each, a “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Employee under any Company Severance Plan.

(c)                                  For all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective Affiliates providing benefits to any Employee after the Effective Time (the “New Plans”), each Employee shall receive full credit for such Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent as such Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company Benefit Plan (except to the extent such credit would result in a duplication of accrual of benefits).  In addition, where applicable, and without limiting the generality of the foregoing:  (i) at the Effective Time, each Employee shall be immediately eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time and (iii) Parent shall cause all eligible expenses incurred by each Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)                                 With respect to any earned but unused vacation or other paid time off to which any Employee is entitled pursuant to the vacation or other paid time off policy or individual agreement or other arrangement applicable to such Employee immediately prior to the Effective Time (the “Vacation/PTO Policy”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, (i) allow such Employee to use such earned vacation or other paid time off in accordance with the Vacation/PTO Policy and (ii) if any Employee’s employment terminates during the Continuation Period under circumstances entitling the Employee to severance pay under the Company Severance Plan, pay the Employee, in cash, an amount equal to the value of the earned vacation or other paid time off.

(e)                                  Nothing in this Section 5.5, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.5.  No provision of this Section 5.5 is intended to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Affiliates

Section 5.6                                    Directors’ and Officers’ Indemnification and Insurance.

(a)                                 From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in accordance with the Company Organizational Documents in effect on the date hereof, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to Damages (including amounts paid in settlement or compromise) and Expenses (including those of legal counsel) in connection with any Legal Action (including as may be administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of the Company or any of its Subsidiaries or was acting in such capacity, or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or taken at the request of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any of its Subsidiaries as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Legal Action (including as may be administrative or investigative) relating in whole or in part to the Transactions or relating to the enforcement of this provision) and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Organizational Documents as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement, as specified in Section 5.6(a) of the Company Disclosure Letter, providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee.  Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(b)                                 In the event of any Legal Action (including as may be administrative or investigative) related to the acts or omissions covered under this Section 5.6 (each, a “Claim”) (i) the Surviving Corporation shall cooperate with the Indemnitee and its insurer in the defense of any such Claim and (ii) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any Claim pending or threatened in writing to which an Indemnitee is a party (and in respect of which indemnification could be sought by such Indemnitee hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all Liability arising out of such Claim or the Indemnitee otherwise consents.

(c)                                  Parent shall obtain, or cause to be obtained, as of the Effective Time, a “tail” insurance policy with a claims period of six (6) years after the Effective Time with respect to directors’ and officers’ Liability insurance covering those Persons who are currently (and any additional Persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ Liability insurance policy for acts or omissions occurring at or prior to the Effective Time on terms and scope with respect to such coverage, and in amount, no less favorable to such Persons than those of such policy in effect on the date of this Agreement, which insurance shall, prior to the Effective Time, be in effect and prepaid for such six (6)-year period; provided, however, that, in no event shall the total cost for such prepaid “tail” insurance policy exceed 250% of the annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then Parent may obtain, or cause to be obtained, a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap.  If Parent for any reason fails to obtain or cause to be obtained such “tail” insurance policy as of the Effective Time, Parent shall continue, or cause to be continued, to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the directors’ and officers’ Liability insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ Liability insurance carrier.

(d)                                 The covenants contained in this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnitees and their respective heirs and legal representatives and shall not be deemed exclusive of, or in substitution for, any other rights to which an Indemnitee is entitled, whether pursuant to Law, Contract or otherwise.  The obligations of Parent and the Surviving Corporation under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.6 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6).

(e)                                  In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6.

(f)                                   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.6 is not prior to or in substitution for any such claims under such policies.

(g)                                  Parent’s and the Surviving Corporation’s obligations under this Section 5.6 shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.6 shall continue in effect until the full and final resolution of such Claim.

Section 5.7                                    Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that, as promptly as practicable, the Offer Conditions and the conditions set forth in Article VI are satisfied and to consummate the Transactions as promptly as practicable, including by preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents.  The terms of this Section 5.7 shall not limit the rights of the Company set forth in Section 5.4.

Section 5.8                                    Consents; Filings; Further Action.

(a)                                 Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall use its reasonable best efforts to promptly (i) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders or other confirmations from any Governmental Authority or other Person necessary, proper or advisable to consummate the Transactions (the “Third Party Consents”), (ii) execute and deliver any additional instruments necessary to consummate the Transactions and (iii) defend or contest in good faith any Legal Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iii), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Section 5.8(c) and Section 5.8(d). The parties hereto shall coordinate efforts with respect to seeking the Third Party Consents and defending any Legal Action contemplated by clause (iii) above. In addition, and without limiting the foregoing, the Company shall, within five (5) Business Days of the date hereof, provide written notice of the Transactions (in a form agreed to by Parent acting reasonably) to (A) each of the counterparties to the Aircraft Financing Documents and other specified Contracts set forth on Schedule I hereto, seeking the consent of such counterparties to the Transactions and providing any additional information to the counterparties thereto as required under the applicable Contract, and (B) to each of the counterparties to the Aircraft Financing Documents and other specified Contracts set forth on Schedule II hereto seeking the irrevocable and permanent waiver of compliance from and after the Closing Date with respect to each Aircraft Financing Debt Requirements contained in such Aircraft Financing Documents (collectively, the “Third Party Notices”). The Company shall, within two (2) Business Days of the delivery of all Third Party Notices, deliver to Parent copies and evidence of delivery of such Third Party Notices.

(b)                                 In furtherance and not in limitation of the foregoing, the parties to this Agreement shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all reasonable actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)                                  Each of the parties hereto agrees: (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within ten (10) days after the date of this Agreement, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any such Antitrust Laws that may be required by any Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions.  Parent shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.  Parent shall, and shall cause its Affiliates to, promptly take all reasonable actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and resolve any objections asserted with respect to the Transactions under the Clayton Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, any Law or Order that would prevent, prohibit, restrict or delay the consummation of the Transactions; provided, however, that neither Parent nor any of its Affiliates shall, in any event, be required, to (A) sell, license, divest or dispose of or hold separate any material entities, assets or businesses of Parent or its Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (B) terminate, amend or assign existing material relationships or contractual rights or obligations of Parent or its Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (C) change or modify any material course of conduct regarding future operations of Parent or its Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (D) otherwise take actions that would limit the respective freedom of action of Parent or its Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries) with respect to, or their ability to retain, one or more of their respective material businesses, assets or rights or interests therein, (E) execute material settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person or (F) commit to take any such actions in the foregoing clauses (A) through (E) (each a “Regulatory Condition”). If any Governmental Authority requires Parent or any of its Affiliates to take any Regulatory Action by or with respect to the Company or its Subsidiaries or its or their businesses or asset, and such action would constitute a breach of this Agreement, the Company may, with the prior written consent of Parent, take such action. Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions.  The parties to this Agreement shall not, and shall cause their respective Affiliates not to, take any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) as necessary.  Nothing in this Agreement shall require any party hereto to take or agree to take, or cause to be taken, any action with respect to its assets, business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(d)                                 Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation, litigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions and (iv) unless prohibited by the applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in all meetings and conferences with such Governmental Authority or other Person.

Section 5.9                                    Public Announcements.  Subject to the provisions of Section 5.4, unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon or any press release and shall use reasonable best efforts to consult with each other before making any other public statements, in each case, with respect to this Agreement or the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.4.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Notwithstanding the forgoing, this Section 5.9 shall not apply to any press release or other public statement, any internal announcements to employees or any disclosures in Company SEC Reports made by the Company or Parent that (a) is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business, consistent with past practice, and does not relate specifically to the signing of this Agreement or the Transactions.

Section 5.10                             Fees and Expenses.  Subject to Section 7.7, except as explicitly provided otherwise in this Agreement, whether or not the Transactions are consummated, all fees and expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions and the Related Documents (“Expenses”) shall be paid by the party incurring those Expenses.

Section 5.11                             Financing.

(a)                                 Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions (including the market “flex” provisions) set forth in the Financing Letters, including using reasonable best efforts to (i) maintain in effect and comply with the Financing Letters, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions (including the market “flex” provisions) set forth in the Financing Letters (or on other terms subject to the following sentence), (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in the Financing Letter that are within their control (including by consummating the Equity Financing at or prior to the Closing on the terms and subject to the conditions set forth in the Equity Commitment Letter and as further limited by Section 8.15(b)), (iv) upon the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, draw the Financing in the amount required to consummate the Transactions on the Closing Date.  Parent and Merger Sub shall not, without the prior written consent of the Company, agree to or permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Financing Letters if such termination, amendment, supplement, modification or waiver would (A) reduce the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Financing Letters on the date of this Agreement unless the Debt Financing or Equity Financing is increased by a corresponding amount) such that the aggregate amount of the Financing would reasonably be expected to be below the amount required to pay the Required Amount, (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions precedent to the Financing in a manner that would reasonably be expected to prevent or materially impede or delay the funding of the Financing (or satisfaction of the conditions to the Financing) giving effect to the Marketing Period or (C) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Letters; provided, that Parent or Merger Sub may, without the consent of the Company, amend or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter on the date of this Agreement.  Parent shall promptly deliver to the Company copies of any amendment, modification, supplement, consent or waiver to or under any Financing Letter or the definitive agreements relating to the Financing promptly upon execution thereof.

(b)                                 Upon request by the Company, Parent shall keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent and Merger Sub shall give the Company prompt notice of (i) any breach, default, termination, cancellation or repudiation by any party to any of the Financing Letters, (ii) the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing source with respect to any (A) breach, default, termination, cancellation or repudiation by any party to any of the Financing Letters or (B) dispute or disagreement between Parent and any Financing source or among any parties to any of the Financing Letters, in each case, that could reasonably be expected to delay the Offer Closing or the Closing, and (iii) the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing necessary to fund the Required Amount on the terms and in the manner contemplated by the Financing Letters.  As soon as reasonably practicable, but in any event within three (3) Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence.  If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter, Parent shall promptly notify the Company in writing and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, reasonably promptly given the anticipated timing of Closing, in replacement thereof alternative financing (the “Alternative Financing”) in an amount sufficient to fund the Required Amount with terms and conditions (including market “flex” provisions) not less favorable to Parent and Merger Sub (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letter as in effect on the date of this Agreement.  Parent shall deliver to the Company true and complete copies of the alternative debt commitment letters (including fee letters that shall be redacted pursuant to the terms thereof) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing.  For purposes of this Agreement, references to (x) the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified, supplemented or replaced by this Section 5.11, (y) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 5.11 and (z) references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.11.

(c)                                  Prior to the Closing Date, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use its reasonable best efforts to cause its and their respective officers, employees and advisors to provide, to Parent and Merger Sub, in each case at Parent’s sole cost and expense, such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the debt financings of the type contemplated by the Debt Commitment Letter, including using its reasonable best efforts to:

(i)                                     as promptly as reasonably practicable, furnish Parent with the Required Information, projections, ownership or an as-adjusted capitalization table (in each case without waiver of the obligations of the Company set forth in clause (x) below);

(ii)                                  as promptly as reasonably practicable, inform Parent if the Company or its Subsidiaries shall have actual knowledge of any facts that would be reasonably likely to (x) require the restatement of any financial statements comprising a portion of the Required Information in order for such financial statements to comply with GAAP or (y) result in any of the Required Information no longer being Compliant;

(iii)                               causing senior management of the Company to assist in preparation for and participate in a reasonable number of investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing, including a customary high yield roadshow), presentations and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed, and assist Parent in obtaining ratings in connection with the Debt Financing;

(iv)                              assist Parent with (x) the preparation by Parent and the Lender Related Parties of materials for rating agency presentations, bank information memoranda, offering memoranda, private placement memoranda, prospectuses and similar marketing documents (including participation in a reasonable number of due diligence sessions, drafting session and sessions with ratings agencies) and (y) the negotiation of the financing documents as may be reasonably requested by Parent in connection with the Debt Financing;

(v)                                 solely with respect to financial information and data derived from the Company’s historical books and records, assist Parent with the preparation of pro forma financial information and pro forma financial statements to the extent it would be required by SEC rules and regulations for a registered offering of debt securities on Form S-1 or necessary or reasonably required by Parent or the financing sources providing the Debt Financing, including with respect to providing the estimated impact of the application of acquisition accounting in accordance with GAAP to the Company’s historical financial statements together with related footnote disclosures and providing supporting information to the Company’s independent auditors to enable such auditors to provide customary negative assurance comfort on such pro forma financial statements, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

(vi)                              execute and deliver as of (but not prior to) the Closing any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent; provided, that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing (except for customary “authorization letters”, authorizing, among other things, the distribution of information to prospective lenders and identifying, among other things, any portion of such information that constitutes material, non-public information regarding the Company and its subsidiaries or their respective securities, which shall be executed by an officer of the Company prior to Closing), (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees involved prior to the Closing Date) and otherwise reasonably facilitate the pledging of collateral and the perfection of applicable security interests;

(vii)                           causing the taking of corporate and other actions by the Company and its Subsidiaries that are reasonably necessary to permit the consummation of the Debt Financing on the Closing Date and to permit the proceeds thereof to be made available to the Parent as of the Closing; it being understood and agreed that (A) no such corporate or other action will take effect prior to the Closing and (B) any such corporate or other action will only be required of the directors, members, partners, managers or officers of the Company and its Subsidiaries who retain their respective positions as of the Closing,

(viii)                        provide, at least three (3) Business Days prior to the Closing, all documentation and other information about the Company and its Subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, in each case to the extent requested at least ten (10) Business Days in advance of the Closing;

(ix)                              ensure that the syndication efforts in respect of the Debt Financing benefit from the existing lending relationships of the Company;

(x)                                 cause accountants to provide, consistent with customary practice (A) consent to the use of their reports in any materials relating to the Debt Financing and to deliver customary comfort letters (including customary “negative assurance”) to the Lender Related Parties and (B) reasonable assistance to Parent in connection with the Parent’s preparation of pro forma financial statements and information; and

(xi)                              prior to or at, and conditioned upon, the occurrence of the Closing deliver all notices and take all other actions required to facilitate the termination of commitments under the Credit Facility, the repayment in full of all obligations then outstanding thereunder and the release of all Liens in connection therewith on the Closing Date, and deliver to Parent prior to the Closing a customary payoff letter in respect of the Credit Facility, which payoff letter shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to the Credit Facility as of the Closing Date (the “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations that customarily remain following termination of a credit agreement) and Liens in connection therewith on the assets of the Company or any of its Subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time; provided, that, notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub acknowledge and agree that the delivery of the payoff letter pursuant to this paragraph by the Company to Parent shall not be a condition to the Closing, and the Offer and the Closing is not conditioned upon Parent receiving such payoff letter.

Notwithstanding anything to the contrary herein, all such requested cooperation provided in accordance with this Section 5.11 shall not unreasonably interfere with the normal business or operations of the Company and its Subsidiaries (it being acknowledged that the required cooperation set forth in clauses (c)(i) through (xi) above shall not be deemed to unreasonably interfere) and in no event shall the Company or any of its Subsidiaries be required to bear any Expense, pay any commitment or other fee, enter into any definitive agreement, incur any other Liability, make any other payment or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time.  In addition, nothing in this Section 5.11 shall require any action that would conflict with or violate the Company Organizational Documents or any Law or result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Material Contract to which the Company or its Subsidiaries is a party.  For the avoidance of doubt, none of the Company or any of its Subsidiaries or their respective officers, directors (with respect to any Subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Financing contemplated by the Financing Letters that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of the Company that will not be continuing directors, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Financing.  If the Closing Date does not occur, the Parent Termination Fee is not paid and Parent has not terminated this Agreement as contemplated in Section 7.3, Parent (I) shall within 30 days of written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket Expenses (including (A) reasonable attorneys’ fees and (B) Expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section (c) and (II) shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages or Expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this Section 5.11), in each case other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of the Company or any of its Subsidiaries or, in each case, their respective Affiliates and Representatives.

(d)                                 The Company hereby consents to the use of its logos solely in connection with the Financing; provided, that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made available to Parent prior to the date of this Agreement.

(e)                                  Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any Alternative Financing, is not a condition to Closing.

Section 5.12                             Rule 16b-3.  Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13                             Parent Vote.  Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

Section 5.14                             Stock Exchange Delisting.  The Company shall cooperate with Parent and shall use its reasonable best efforts prior to the Closing Date to cause the Common Stock to be delisted from the Applicable Exchange and deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

Section 5.15                             Rule 14d-10 Matters.  Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board (the “Compensation Committee”) to the extent required will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 5.16                             Notifications of Certain Matters; Stockholder Litigation.

(a)                                 Prior to the Effective Time, Parent shall give prompt (and in any event, within two (2) Business Days) notice to the Company, and the Company shall give prompt (and in any event, within two (2) Business Days) notice to Parent, of (i) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any Legal Actions commenced or, to such party’s Knowledge, threatened against such party that relates to this Agreement or the Transactions and (iii) any fact, event or circumstance that (A) has had or would reasonably be expected to result in any Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (B) is reasonably likely to result in the failure of any of the Offer Conditions or any of conditions set forth in Article VI to be satisfied; provided, however, that no such notification (or failure to provide such notification) shall (1) affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder, (2) cure any breach of, or non-compliance with, any other provision of this Agreement or (3) limit the remedies available to the party receiving such notice.

(b)                                 Prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company shall control the defense of any Legal Action (including any class action or derivative litigation) relating directly or indirectly to this Agreement, the Merger, the Offer or the other Transactions, including disclosures made under securities laws and regulations related thereto (“Transaction Litigation”); provided, however, that the Company shall, as promptly as reasonably practicable after obtaining Knowledge thereof, notify Parent in writing of, and shall (i) give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any Transaction Litigation (and the Company shall in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any Transaction Litigation and (ii) if Parent does not exercise such right to participate (subject to the Company’s control right), keep Parent reasonably and promptly informed with respect to the status of such Transaction Litigation. No compromise or settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.17                             Aircraft Financing Opinion.  Prior to the Offer Closing, the Company shall use reasonable best efforts to engage outside legal counsel reasonably acceptable to Parent, to provide a legal opinion, in a form reasonably acceptable to Parent, confirming that the Company and its Subsidiaries hold good and valid title to each Company Aircraft identified in Section 3.24 of the Company Disclosure Letter as being owned by the Company or its Subsidiaries, free and clear of all Liens, except for Liens (a) as otherwise set forth on in Section 3.24 of the Company Disclosure Letter or (b) that, individually or in the aggregate, would not have or reasonably be expected to have a material impact on the business of the Company and its Subsidiaries, taken as a whole.

ARTICLE VI

CONDITIONS

Section 6.1                                    Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction (or waiver, if permissible under applicable Law) on or before the Closing Date of each of the following conditions:

(a)                                 No Legal Restraints.  No Governmental Authority having jurisdiction over any party hereto shall have issued any Order, nor any applicable Law or other legal restraint, injunction or prohibition shall be in effect that makes consummation of the Merger illegal or otherwise prohibited.

(b)                                 Consummation of the Offer.  Merger Sub shall have irrevocably accepted for payment all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

Section 6.2                                    Frustration of Closing Conditions.  Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of, or failure to perform with respect to, any provision of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1                                    Termination by Mutual Consent.  This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by mutual written consent of Parent and the Company.

Section 7.2                                    Termination by Either Parent or the Company.  This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by either Parent or the Company:

(a)                                 if the Offer Acceptance Time has not occurred on or before 5:00 p.m., New York City time, on July 12, 2017 (as such date may be extended pursuant to this Section 7.2(a) or by the mutual written consent of the parties hereto, the “Termination Date”); provided, that in the event the Marketing Period has commenced but not yet been completed at the time of the Termination Date, the Termination Date shall be extended by Parent until five (5) Business Days after the final date of the Marketing Period; provided, further, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement seeking to terminate if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its covenants, obligations or agreements under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.2(a) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(b)                                 any Governmental Authority having jurisdiction over any party hereto shall have issued a final, non-appealable Order or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Merger or the consummation of the Offer or any applicable Law that makes consummation of the Merger or the consummation of the Offer illegal or otherwise prohibited shall be in effect; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have complied in all material respects with its obligations under Sections 5.7 and 5.8.

Section 7.3                                    Termination by Parent.  This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by Parent:

(a)                                 if the Company breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in this Agreement, which breach or failure to perform, individually or in the aggregate, (i) would result in the failure of any of the Offer Conditions set forth in paragraph (d), (e) or (f) of Annex I not being satisfied and (ii) such breach or failure by its nature cannot be cured or has not been cured by the Company by the earlier of (A) the Business Day immediately prior to the Termination Date and

(B) the date that is twenty (20) Business Days after the Company’s receipt of written notice of such breach from Parent and stating its intention to terminate the Agreement; provided, that neither Parent nor Merger Sub are then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants, obligations or agreements contained in this Agreement;

(b)                                 following an Adverse Recommendation Change; or

(c)                                  if the Company elects not to be responsible for the Financing Costs pursuant to Section 7.7(a).

Section 7.4                                    Termination by the Company.  This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by the Company:

(a)                                 in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, subject to, and in accordance with, the terms and conditions of Section 5.4; provided, that prior to or concurrently with such termination the Company pays the Company Termination Fee under Section 7.6(a)(i) and promptly (but in any event within twenty four (24) hours of receipt by Parent of the Company Termination Fee) enters into such Alternative Acquisition Agreement;

(b)                                 if Parent or Merger Sub breaches any of their respective representations or warranties, or fails to perform any of their respective covenants, obligations or agreements contained in this Agreement, which breach or failure to perform (i) would reasonably be expected to result in a Parent Material Adverse Effect and (ii) such breach or failure by its nature cannot be cured or has not been cured by Parent or Merger Sub, as applicable, by the earlier of (A) the Business Day immediately prior to the Termination Date and (B) the date that is twenty (20) Business Days after Parent’s receipt of written notice of such breach from the Company and stating its intention to terminate the Agreement; provided, that the Company is not then in material breach of its representations or warranties, or then materially failing to perform its covenants, obligations or agreements contained in this Agreement; or

(c)                                  if (i) the Marketing Period has ended, (ii) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such Offer Conditions being able to be satisfied) have been satisfied or waived at the Expiration Time (and for the avoidance of doubt after giving effect to any extensions thereof in accordance with Section 1.1(d)), (iii) Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer within three (3) Business Days following the Expiration Time, (iii) the Company has provided irrevocable written notice to Parent at least three (3) Business Days prior to such termination that it is prepared, willing and able to effect the Closing and (iv) at all times during such three (3) Business Day Period, the Company stood ready, willing and able to consummate the Merger Transactions; provided, that notwithstanding anything in Section 7.2(a) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.2(a) during any such three (3) Business Day period.

Section 7.5                                    Effect of Termination.  Subject to Section 7.6, in the event of a valid termination of this Agreement by either Parent or the Company as provided in this Article VII, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of the Representatives of any of them shall have any Liability of any nature whatsoever hereunder, or in connection with the Transactions; provided, however, that (a) except as otherwise provided herein and subject to Section 7.6(d) and Section 7.6(e) (including the limitation on Liability set forth therein), no such termination shall relieve any party of any Liability for Damages to another party resulting from such party’s fraud or Willful and Intentional Breach prior to such termination and (b) the Confidentiality Agreement, the limited guarantee under the Equity Commitment Letter, the expense reimbursement and indemnification provisions of Section 5.11, the provisions of Section 5.3(b), this Section 7.5, Section 7.6, Section 7.7 and Article VIII shall survive any termination of this Agreement.

Section 7.6                                    Fees and Expenses Following Termination.

(a)                                 The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $51,613,380 (such amount, the “Company Termination Fee”):

(i)                                     if this Agreement is validly terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made prior to or concurrently with such termination;

(ii)                                  if this Agreement is validly terminated by Parent pursuant to Section 7.3(a) as a result of a Willful and Intentional Breach by the Company of any of its representations, warranties or covenants, obligations or agreements contained in this Agreement, in which case payment shall be made within two (2) Business Days following such termination;

(iii)                               if this Agreement is validly terminated by Parent pursuant to Section 7.3(b), in which case payment shall be made within two (2) Business Days following such termination; or

(iv)                              if (A) a Takeover Proposal shall have been publicly made or otherwise become generally known to the public, in each case prior to the Offer Acceptance Time, (B) thereafter this Agreement is terminated (a) by the Company or Parent pursuant to, and in accordance with, Section 7.2(a) or (b) by Parent pursuant to Section 7.3(a) and (C) within twelve (12) months following the date of such termination the Company enters into a definitive Contract with respect to any transaction specified in the definition of “Takeover Proposal” and such Takeover Proposal is subsequently consummated (even if after such twelve-month period), whether or not involving the same Takeover Proposal or the Person making the Takeover Proposal referred to in clause (A), in which case payment shall be made within two (2) Business Days following the date on which such transaction is consummated; provided that the Company Termination Fee payable by the Company pursuant to this Section 7.6(a)(iv) shall be reduced by any Parent Expense Reimbursement payments that, at the time such Company

Termination Fee becomes due and payable, have previously been paid to Parent, Merger Sub and/or their respective Affiliates in accordance with Section 7.7.  For purposes of this Section 7.6(a)(iv), references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “more than 50%”; or

(v)                                 if this Agreement is validly terminated by the Company or Parent pursuant to Section 7.2(a) and Parent would have been entitled to terminate this Agreement pursuant to Section 7.3(a) as a result of a Willful and Intentional Breach by the Company of any of its representations, warranties or covenants, obligations or agreements contained in this Agreement, or pursuant to Section 7.3(b) but for such termination pursuant to Section 7.2(a).

(b)                                 Parent shall pay to the Company by wire transfer of immediately available funds an amount equal to $95,286,240 (such amount, the “Parent Termination Fee”) within eleven (11) Business Days after termination:

(i)                                     if this Agreement is validly terminated by the Company pursuant to Section 7.4(c); or

(ii)                                  if this Agreement is validly terminated by the Company pursuant to Section 7.4(b) as a result of a Willful and Intentional Breach by Parent of any of its representations, warranties or covenants, obligations or agreements contained in this Agreement, in which case payment shall be made within two (2) Business Days following such termination; or

(iii)                               if this Agreement is validly terminated by the Company or Parent pursuant to Section 7.2(a) and the Company would have been entitled to terminate this Agreement pursuant to Section 7.4(b) as a result of a Willful and Intentional Breach by Parent of any of its representations, warranties or covenants, obligations or agreements contained in this Agreement or pursuant to Section 7.4(c) but for such termination pursuant to Section 7.2(a);

provided, that in no event shall the Company be entitled to receive and Parent be required to pay the Parent Termination Fee if the Company or any Subsidiary is, at the time at which the Parent Termination Fee becomes due and payable, in breach of any of their respective representations or warranties contained in Article III hereof or have failed to perform their respective covenants, obligations or agreements contained in this Agreement, which breach or failure to perform, individually or in the aggregate, was a principal cause of the failure of any of the Offer Conditions being satisfied.

(c)                                  Each of the parties hereto acknowledges that the agreements contained in this Section 7.6 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement.

(d)                                 Subject in all respects to the Company’s rights set forth in Section 8.15 and the reimbursement and indemnification obligations of Parent under Section 5.11 and Section 7.6(c), (i) in the event the Parent Termination Fee is paid to the

Company in circumstances for which such fee is payable pursuant to Section 7.6(b), payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Sponsor or any of their respective former, current or future general or limited partners, stockholders, financing sources (including the Lender Related Parties), managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any Damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and (ii) upon payment of such amount none of the Parent Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions.  Subject in all respects to Parent’s rights set forth in Section 8.15 and the reimbursement obligations of the Company under Section 7.6(c), (A) in the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.6(a), payment of the Company Termination Fee shall be the sole and exclusive monetary Damages remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any Damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and (B) upon payment of such amounts none of the Company Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions.  Notwithstanding anything else to the contrary herein, for the avoidance of doubt, while each of the Company and Parent may, subject in all respects to this Section 7.6 and Sections 8.15 and 8.16, concurrently pursue (i) both a grant of specific performance or other equitable relief in accordance with Section 8.15 and (ii) the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under this Section 7.6, under no circumstances shall the Company or Parent be permitted or entitled to receive, directly or indirectly, both a grant of specific performance that results in a Closing and any money Damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.

(e)                                  In connection with any Damages suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which Parent is entitled to receive the Company Termination Fee in accordance with Section 7.6(a) (in which case Section 7.6(d) shall apply), and without limiting the reimbursement obligations of the Company under Section 7.6(c) and Section 7.7, Parent agrees, on behalf of itself and the Parent Related Parties, that the maximum aggregate monetary Liability of the Company and the Company Related Parties, if any, shall be limited to the amount of the Company Termination Fee, and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary Damages in excess of such amount.  In connection with any Damages suffered by any Company Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which the Company is entitled to receive the Parent Termination Fee in accordance with Section 7.6(b) (in which case Section 7.6(d) shall apply) and without limiting the reimbursement and indemnification obligations of Parent under Section 5.11 and Section 7.6(c), the Company agrees, on behalf of itself and the Company Related Parties, that the maximum aggregate monetary Liability of Parent and the Parent Related Parties, if any, shall be limited to the amount of the Parent Termination Fee, and in no event shall the Company or any Company Related Party seek or be entitled to recover from Parent or any Parent Related Parties, and the Company on behalf of itself and the Company Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary Damages in excess of such amount.

Section 7.7                                    Parent Termination Expenses.

(a)                                 Subject to Section 5.10 and Section 7.7(b), in the event that this Agreement is validly terminated (i) by Parent pursuant to Section 7.3(a) as a result of a breach (other than a Willful and Intentional Breach) by the Company of any of its representations, warranties or covenants, obligations or agreements contained in this Agreement or (ii) by the Company or Parent pursuant to Section 7.2(a) or by Parent pursuant to Section 7.3(c) and, at the time of such termination, all the Offer Conditions other than the Minimum Condition have been satisfied (other than those Offer Conditions where the failure to be satisfied was primarily attributable to the Company’s breach of the representations or warranties contained in Article III or failure to perform its covenants, obligations or agreements set forth in this Agreement), the Company shall, subject to the proviso set forth at the end of this Section 7.7(a), reimburse Parent, Merger Sub and their respective Affiliates for (x) their reasonable and documented out-of-pocket third party expenses in an aggregate amount not to exceed $8,000,000 plus (y) the out-of-pocket financing costs, if any, associated with the consummation of the Debt Financing into escrow or any ticking or similar fees owed to the Debt Financing sources incurred by Parent, Merger Sub and their respective Affiliates as a result of extending the Offer as contemplated in Section 1.1(d)(iii) (the costs set forth in this subclause (y), the “Financing Costs” and, together with the expenses set forth in subclause (x), the “Parent Expense Reimbursement”); provided, that (A) prior to Parent, Merger Sub or any of their respective Affiliates incurring any Financing Costs, Parent shall provide the Company with written notice (the “Notice”) at least twenty-four (24) hours prior to the time that Merger Sub is required by applicable Law to provide written notice to the Company’s stockholders of an extension of the Offer that sets forth, in reasonable detail, the anticipated aggregate amount of such Financing Costs and (B) within twelve (12) hours of receiving the Notice, the Company shall provide Parent with written notice in which (1) it informs Parent as to whether it will agree to be responsible for the Financing Costs and (2) in the event that the Company elects not to be responsible for the Financing Costs, it acknowledges and agrees that Parent and Merger Sub shall no longer have an obligation to extend the Offer in accordance with Section 1.1(d)(iii).

(b)                                 Any Parent Expense Reimbursement payment shall be made by wire transfer of same day funds to an account designated by Parent within two (2) Business Days of such termination, following receipt by the Company of documentary evidence of such expenses, it being understood that in no event shall the Company be required to pay the Parent Expense Reimbursement on more than one occasion.

ARTICLE VIII

MISCELLANEOUS

Section 8.1                                    Certain Definitions.  For purposes of this Agreement:

(a)                                 “Acceptable Confidentiality Agreement” means a confidentiality agreement (i) containing terms that are, in the aggregate, no less restrictive of, or in the aggregate more favorable to, the third party that is party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Parent and its Affiliates and Representatives and (ii) that does not prohibit the Company from providing any information to Parent in accordance with Section 5.4 or otherwise prohibit the Company from complying with its obligations under Section 5.4.

(b)                                 “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(c)                                  “Aircraft Financing Debt Requirements” means the provision, if any, in an Aircraft Financing Document that includes any financial maintenance covenants, including maximum leverage ratios, minimum fixed charge coverage ratios and minimum debt service coverage ratios or any debt incurrence covenant.

(d)                                 “Aircraft Financing Documents” means, collectively, (i) the promissory notes entered into by the Company or any of its Subsidiaries in connection with the financing of Company Aircraft and (ii) the leases entered into by the Company or any of its Subsidiaries in connection with the sale and leaseback of Company Aircraft.

(e)                                  “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(f)                                   “Applicable Exchange” means the NASDAQ Global Select Market.

(g)                                  “Business Day” means any day other than Saturday, Sunday or a day on which the SEC or commercial banks in New York, New York are authorized or required by Law to close.

(h)                                 “Company Equity Awards” means the Company Options, Company PSUs, Company Restricted Shares and Company RSUs.

(i)                                     “Company Equity Plans” means any equity or equity-based incentive plan or arrangement of the Company or any of its Subsidiaries, including the Second Amended and Restated Company 2006 Equity Compensation Plan, the Company 2015 Equity Incentive Plan and the Company Performance Pay Plan.

(j)                                    “Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects (i) materially adversely affects the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or delays beyond the Termination Date the ability of the Company to consummate the Transactions or the performance of its obligations under this Agreement; provided, however, that none of the following, and no Effect arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur with respect to subsection (i) of this definition: (A) conditions in the U.S., foreign or global economy or capital or financial markets generally, including changes in interest, currency or exchange rates; (B) general legal, tax, regulatory, political or business conditions in the countries in which the Company or any of its Subsidiaries does business; (C) changes in general market, regulatory, political, business, economic or other conditions in the industries in which the Company or any of its Subsidiaries participates; (D) changes or prospective changes in Law or GAAP, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing; (E) the negotiation, execution, announcement, pendency, performance or compliance with the express terms of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.6 and 3.7), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, partners, regulators, lenders or employees, or any Legal Action arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions; (F) acts of war (whether or not declared), sabotage or terrorism (including cyber-terrorism), or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism (including cyber-terrorism), (G) volcanoes, tsunamis, pandemics, earthquakes, hurricanes, tornados or other natural disasters or acts of God, (H) any action taken by the Company or its Subsidiaries that is required by this Agreement or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, (I) any change solely and directly resulting or arising from the identity of Parent or Merger Sub or their respective Affiliates, (J) any breach of this Agreement by Parent or Merger Sub, or (K) any change in the market price, trading volume or ratings of any securities or indebtedness of the Company or any of its Subsidiaries, any change or prospective change of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, profit, cash flow or cash position (it being understood that the underlying causes of such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur); provided, further, that with respect to subclauses (A), (B), (C),

(D), (F) and (G), if such Effect disproportionately affects the Company and its Subsidiaries, taken as a whole, compared to other companies in the industry in which the Company and its Subsidiaries operate, then, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

(k)                                 “Company Option” means an option to acquire shares of Common Stock granted by the Company pursuant to a Company Equity Plan.

(l)                                     “Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this Agreement.

(m)                             “Company PSU” means a performance stock unit issued by the Company pursuant to a Company Equity Plan. “Company PSU” shall not include Company RSUs.

(n)                                 “Company Restricted Share” means each share of restricted Common Stock issued by the Company pursuant to a Company Equity Plan.

(o)                                 “Company RSU” means a restricted stock unit issued by the Company pursuant to a Company Equity Plan.  “Company RSUs” shall not include Company PSUs.

(p)                                 “Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading in light of the circumstances under which such statement is made (giving effect to all supplements and updates provided thereto), (ii) such Required Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible high-yield debt securities on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), (iii) the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Company and its Subsidiaries’ applicable independent accountants to issue comfort letters to the financing sources providing the Debt Financing (including the Lender Related Parties), including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period and (iv) any interim quarterly financial statements included in the Required Information have been reviewed by the Company’s independent auditors as provided by AICPA AU-C Section 930.

(q)                                 “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, purchase or sale order, conditional sales contract, mortgage, license,

sublicense, obligation, promise, undertaking, commitment or other binding arrangement, understanding, instrument or obligation (in each case, whether written or oral).

(r)                                    “Credit Facility” means the Third Amended and Restated Revolving Credit, Term Loan and Security Agreement, dated August 21, 2015, among the Company and certain of its subsidiaries; certain lender parties named therein; KeyBank National Association, as Administrative Agent for the lenders, Joint Lead Arranger and Sole Book Runner; PNC Bank, National Association, as Joint Lead Arranger and Co-Syndication Agent; BBVA Compass Bank, as Joint Lead Arranger and Co-Syndication Agent; Bank of America, N.A., as Joint Lead Arranger and Co-Syndication Agent; Fifth Third Bank, as co-documentation agent; Suntrust Bank, as co-documentation agent; JPMorgan Chase Bank, N.A., as co-documentation agent; and MUFG Union Bank, N.A., as co-documentation agent, as amended.

(s)                                   “Damages” means losses, costs, fines, penalties, damages, Liabilities, Taxes, claims, Actions, judgments and amounts paid in settlement.

(t)                                    “Effect” means any fact, state of facts, change, event, development, circumstance, occurrence or effect.

(u)                                 “Enforceability Exceptions” means: (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity, whether considered in a proceeding at law or in equity.

(v)                                 “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

(w)                               “Government Contract” means any Contract between the Company or any of its Subsidiaries and Governmental Authority.

(x)                                 “Government Programs” means all “federal healthcare programs” (as defined by 42 U.S.C. § 1320a—7b(f)), including Medicare, Medicaid, TRICARE, Maternal and Child Health Service Block Grant, Children’s Health Insurance Program, Social Services Block Grant, and any other similar or successor federal, state or local healthcare payment programs with, or sponsored in whole or in part by, any Governmental Authority.

(y)                                 “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or (ii) any political subdivision of any of the foregoing.

(z)                                  “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material or polychlorinated biphenyls, or (iii) medical waste.

(aa)                          “Health Care Law” means any applicable Law relating to the regulation of the health care industry or to the provision, administration, management of and/or payment for health care or health care-related items or services or professionals including, without limitation, all Laws, as amended from time to time, relating to: (i) coverage, billing and submission of a claim to a Government Program, including reimbursement, payments, and other Government Program reimbursement requirements; (ii) Medicare and Medicaid; (iii) rebates, kickbacks, referrals, self-referrals, inducements, false or fraudulent claims, corporate practice of professions (including medicine and nursing), and fee splitting, including without limitation the following Laws and all rules and regulations promulgated pursuant thereto, each as amended: the False Claims Act (31 U.S.C. §§ 3729 et seq.), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7(b)), the Program Fraud Civil Penalties Act (31 U.S.C. § 3801 et seq.), and the Federal Health Care Fraud law (18 U.S.C. § 1347); (iv) entity licensing and accreditation, including certificate of need requirements; (v) professional licensing; and (vi) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and any Laws promulgated thereunder.

(bb)                          “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, P.L. 104-191, and all amendments thereto, including the Health Information Technology for Economic and Clinical Health Act, part of the American Recovery and Reinvestment Act of 2009, and all regulations promulgated thereunder (including without limitation the Standards for Privacy of Individually Identifiable Health Information, 45 CFR Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information, 45 CFR Parts 160 and 164, Subparts A and C, the Standards for Electronic Transactions and Code Sets, 45 CFR Parts 160 and 162, and the Breach Notification for Unsecured Protected Health Information Rules, 45 CFR Parts 164, Subpart D) and applicable state Laws regarding the privacy, security, use or disclosure of individually identifiable information.

(cc)                            “Indebtedness” of any Person means, without duplication, the aggregate amount of all payment obligations in respect of (i) the principal and accrued and unpaid interest, that would be required to be paid by a borrower to a lender pursuant to a customary payoff letter, in each case, in respect of (A) indebtedness of such Person or its Subsidiaries, whether or not contingent, for money borrowed, and (B) indebtedness evidenced by notes, debentures, bonds, hedging or interest swap arrangements, collars, caps, foreign exchange arrangements or other similar instruments (intercompany or otherwise) or the payment of which such Person or any of its Subsidiaries is responsible or liable; and all fees and other expenses owed with respect to the foregoing, including any call premium, prepayment, redemption or other penalty or premium, breakage fees or other amounts payable on discharge (if any), (ii) all obligations of such Person or any of its Subsidiaries as lessee that are or should be capitalized in accordance with GAAP; (iii) all obligations as an account party in respect of letters of credit to the extent drawn upon by the counterparty thereto, (iv) all obligations of such Person or any of its Subsidiaries evidenced by, and all obligations with respect to, any outstanding deferred payments, ongoing earn-out arrangements or other outstanding payment obligations owed by such Person or any of its Subsidiaries, (v) all loans to such Person or any of its Subsidiaries by any of its suppliers and any penalties payable by such Person or any of its Subsidiaries to any such supplier, (vi) indebtedness of the type referred to in the foregoing clauses (i) through (v) that is secured by any Lien on any property or asset of such Person or any of its Subsidiaries (but only to the extent of the value of the property or asset that is subject to the Lien) or otherwise guaranteed directly or indirectly in any manner by such Person or any of its Subsidiaries or in effect directly or indirectly guaranteed by such Person or any of its Subsidiaries, or (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons for the payment of which such Person is responsible or liable.

(dd)                          “Intellectual Property” means all intellectual property rights, whether protected, created or arising under the laws of the United States or any other jurisdiction, including all: (i) patents, patent applications, continuations, divisionals, continuations-in-part, provisionals and patents issuing on any of the foregoing, and all renewals, reexaminations, substitutions, extensions and reissues of any of the foregoing, and statutory invention registrations, (ii) trademarks or service marks, service names, brand names, trade dress, trade names, logos, corporate names and other source or business identifiers, together with all of the goodwill associated with any of the foregoing, and any registrations, applications for registration, renewals and extensions of any of the foregoing, (iii) domain names, (iv) copyrights and rights in works of authorship, compilations, data, databases, design rights, and mask works in each case, whether or not registered or published, and all registrations, applications for registration, renewals, extensions and reversions of any of the foregoing, and (v) trade secrets under applicable Law, including confidential and proprietary information and know-how.

(ee)                            “Intervening Event” means a material event, change, effect, development or occurrence that (i) was not known by the Company Board (and should not reasonably have been known) as of or prior to the date of this Agreement, which event, change, effect, development or occurrence becomes known to the Company Board following the approval of the Transactions by the Company Board, and (ii) does not relate to or involve (A) a Takeover Proposal, (B) any changes in the market price, or change in trading volume, of shares of Common Stock (it being understood that the underlying causes of any such changes or developments may, if they are not otherwise excluded from the definition of “Intervening Event”, be taken into account in determining whether an Intervening Event has occurred) or (C) an adverse effect on the assets, liabilities, business or condition (financial or otherwise) of the Company and its Subsidiaries.

(ff)                              “IT Systems” means the Software, computer systems, servers, hardware, network equipment, databases, websites, and other information technology systems that are used to process, store, maintain and operate data, information, and functions used in connection with the businesses of the Company and its Subsidiaries, that are owned, leased or licensed by the Company and its Subsidiaries.

(gg)                            “Knowledge” means: (i) with respect to the Company and any of its Subsidiaries, the actual knowledge of the Persons set forth in Section 8.1(gg) of the Company Disclosure Letter after reasonable inquiry and (ii) with respect to Parent or Merger Sub, the actual knowledge of any officers or directors of Parent or Merger Sub after reasonable inquiry.

(hh)                          “Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, ordinance, code, regulation, rule, ruling, order from an arbitrator or arbitration panel or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by any Governmental Authority, and any Orders.

(ii)                                  “Lender Related Parties” means the Debt Financing sources identified in the Debt Commitment Letter, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

(jj)                                “Licensed Intellectual Property” means all Intellectual Property related to the business and operations of the Company and its Subsidiaries that is owned by a third party and is used in the business by either the Company or any of its Subsidiaries, as the case may be.

(kk)                          “Liens” means any mortgages, liens, pledges, security interests, claims, covenants, licenses, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset, right-of-way, encroachment or other survey defect, imperfection of title, transfer restrictions, limitations in voting rights, charge or other encumbrance.

(ll)                                  “Marketing Period” means the first period of seventeen (17) consecutive Business Days after the date of this Agreement throughout and at the end of which Parent shall have the Required Information and the Required Information shall be Compliant (it being understood that if the Company shall in good faith reasonably believe that it has provided the Required Information and the Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes the Required Information was delivered), in which case the Company shall be deemed to have delivered the Required Information to Parent on the date specified in that notice (so long as such notice is given within two days of such date) and the Required Information shall be deemed to be Compliant unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within three (3) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information Parent reasonably believes the Company has not delivered or the reason for which the Required Information is not Compliant)). Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall in no event commence prior to ten (10) Business Days after the date of this Agreement, (y) the Marketing Period shall end on any earlier date prior to the expiration of the seventeen (17) consecutive Business Day period described above if the Debt Financing is consummated on such earlier date and (z) the Marketing Period shall not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of such seventeen (17) consecutive Business Day period: (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in or that includes the Required Information or any such restatement is under active consideration, in which case, the Marketing Period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated or the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required, (B) the Company’s independent accountants shall have withdrawn their audit opinion with respect to any financial statements contained in or that includes the Required Information for which they have provided an opinion, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the independent accountants or another independent public accounting firm reasonably acceptable to Parent, or (C) any Required Information would not be Compliant at any time during such seventeen (17) consecutive Business Day period or otherwise ceases to meet the requirement of “Required Information”, in which case the Marketing Period shall not commence or be deemed to commence unless and until such Required Information is updated or supplemented so that it is Compliant (it being understood that if any Required Information provided at the commencement of the Marketing Period ceases to be Compliant during such seventeen (17) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced).

(mm)                  “Material Customers” means the top ten (10) hospital partners with which the Company and its Subsidiaries have a contractual relationship, taken as a whole, by annual revenue during the fiscal year ending December 31, 2016.

(nn)                          “Material Suppliers” means the top ten (10) suppliers of the Company and its Subsidiaries, taken as a whole, by annual spend during the fiscal year ending December 31, 2016.

(oo)                          “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards, rulings or other determination of any Governmental Authority.

(pp)                          “Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by either the Company or any of its Subsidiaries.

(qq)                          “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with one or more other Effects, prevents or materially impedes or materially delays the ability of Parent or Merger Sub to perform their obligations under this Agreement or to consummate the Transactions, on a timely basis.

(rr)                                “Permitted Lien” shall mean: (i) any Lien for Taxes which are not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements to the extent required by GAAP, (ii) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Reports, (iii) such non-monetary Liens or other imperfections of title, if any, that are not materially adverse to the Company and its Subsidiaries, taken as a whole, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property, and (B)  title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) rights of parties in possession (which are disclosed in Section 3.21(a)), (v) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations; provided that the same do not prohibit any of the material improvements on or the current use of the Owned Real Property or Leased Real Property, (vi) Liens disclosed on existing title insurance policies, title reports or existing surveys which have (together with all documents creating or evidencing such Liens) been delivered to Parent, that do not, individually or in the aggregate, have or are not reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole, (vii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith, (viii) in the case of Leased Real Property, any Lien to which the fee or any other superior interest in the leased premises is subject, (ix) non-exclusive licenses of Intellectual Property in the ordinary course of business, consistent with past practice and (x) other Liens that would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company and its Subsidiaries taken as a whole.

(ss)                              “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(tt)                                “Personal Information” means  all information regarding or capable of being associated with an individual person or device, including (a) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device, including name, physical address, telephone number, email address, credit history information, financial information, financial account number or government-issued identifier (including Social Security number, driver’s license number, passport number), medical, health, or insurance information, gender, date of birth, educational or employment information, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), and (b) Internet Protocol addresses, device identifiers or other persistent identifiers. Personal Information also includes any information maintained in association with the foregoing information. Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person. Personal Information includes information in any form, including paper, electronic and other forms.

(uu)                          “Privacy Laws” means all applicable Laws governing the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information or user data, including, the Fair Credit Reporting Act/ Fair and Accurate Credit Transactions Act of 2003, the California Online Privacy Protection. Act, the Payment Card Industry Data Security Standard, the CAN-SPAM Act and all Laws governing breach notifications.

(vv)                          “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financial advisors and other advisors and agents of Parent or the Company, as applicable, and their respective Subsidiaries.

(ww)                      “Required Information” means: (i) all information required by (a) clauses (i) and (ii) of paragraph (c) of Exhibit C to the Debt Commitment Letter and (b) paragraph (j) of Exhibit C to the Debt Commitment (other than any financial statements delivered pursuant to the foregoing subclause (a) and subject to the succeeding sentence) and (ii) such pertinent and customary (as compared to other transactions of this size and nature)

information regarding the Company and any of its Subsidiaries as may be appropriate in order to consummate the financing contemplated by the Debt Financing. Notwithstanding anything to the contrary in clauses (i) and (ii), nothing will require the Company to provide (or be deemed to require the Company to prepare) any pro forma financial statements.

(xx)                          “Rights” means any rights, title, interest or benefit of whatever kind or nature.

(yy)                          “Security Standards” has the meaning ascribed to such term under HIPAA.

(zz)                            “Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form, together with documentation and other specifications related thereto.

(aaa)                   “Solvent” means, when used with respect to any Person, means that, as of any date of determination, (i) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its Subsidiaries on a consolidated basis, (ii) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (iii) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date and (vi) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

(bbb)                   “Sponsor” means, collectively, American Securities Partners VII, L.P., American Securities Partners VII(B), L.P. and American Securities Partners VII(C), L.P.

(ccc)                      “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

(ddd)                   “Superior Proposal” means any bona fide written Takeover Proposal that was not solicited in, and did not otherwise result from a, violation of Section 5.4 that the Company Board has determined in its good faith judgment after consulting with the Company’s legal counsel and financial advisors (i) would be more favorable to the Company’s stockholders from a financial point of view than the Merger Transactions and (ii) is reasonably capable of being completed, taking into account all legal, regulatory, financial, financing and other terms, conditions and aspects of such proposal and of this Agreement; provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “more than 50%”.

(eee)                      “Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of more than 20% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of more than 20% of the outstanding shares of Common Stock or voting power of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning more than 20% of the outstanding shares of Common Stock or voting power of the Company or (iv) merger (including a reverse merger in which the Company is the surviving corporation), consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, more than 20% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board) or more than 20% of the aggregate voting power of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.

(fff)                         “Target Level” means the 25th TSR Percentile (as defined in the award agreements for the Company PSUs).

(ggg)                      “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements filed, required to be filed or otherwise required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(hhh)                   “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, penalties or additions to tax imposed in connection therewith or with respect thereto) including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts, (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties and (iii) any liability in respect of any of the foregoing items payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulations Section 1.1502-6(a) or any analogous or similar provision of Law (or any predecessor or successor thereof).

(iii)                               “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

(jjj)         “Willful and Intentional Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission (including a failure to cure circumstances) where the breaching party knows (or such party acting reasonably should have known based on reasonable due inquiry) such action or omission is or would reasonably be expected to result in a breach of such representation, warranty, agreement or covenant; it being understood (and without limiting the provisions of Section 7.6(d)) that such term shall include, in any event, the failure to consummate the Offer or the Closing when required to do so by this Agreement;

Section 8.2            Interpretation.  Unless the express context otherwise requires:

(a)           the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)           terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)           the terms “Dollars” and “$” mean U.S. dollars;

(d)           references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)           wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)            references herein to any gender shall include each other gender;

(g)           references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h)           references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)            with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j)            the word “or” shall be disjunctive but not exclusive;

(k)           references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l)            references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m)          the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n)           with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(o)           if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(p)           references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”.

Section 8.3            No Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time.  This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time, which, in each case, shall survive in accordance with its terms and conditions.

Section 8.4            Governing Law.  This Agreement, and any Legal Action or controversy arising out of or relating hereto or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles thereof.

Section 8.5            Submission to Jurisdiction; Service.

(a)           Each party of this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware, or if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts (the “Chosen Courts”), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (iii) agrees that any Legal Actions arising in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Chosen Courts, (iv) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (v) agrees that it will not bring any Legal Action relating to this Agreement or the Transactions in any court other than the Chosen Courts.  Each party to this Agreement hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Legal Action arising out of or relating to this Agreement or the Transactions: (A) any claim that such party is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (B) that it or its property is exempt or immune from jurisdiction of any such Chosen Court or from any legal process commenced in such courts (whether through service of process, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (C) that (x) the Legal Action in any such court is brought in an inconvenient forum, (y) the venue of such Legal Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such Chosen Courts.

(b)           Notwithstanding Section 8.4 or Section 8.5(a), each party to this Agreement acknowledges and irrevocably agrees (i) that any Legal Action, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties arising out of or relating to this Agreement or the Debt Commitment Letter or the performance thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (whether a state or Federal court), and any appellate court from any thereof, (ii) that any Legal Action, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties shall be governed by, and construed in accordance with, the laws of the State of New York, (iii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Action in any other court, (iv) that the provisions of Section 8.6 shall apply to any such Legal Action and (v) that the Lender Related Parties are express third-party beneficiaries of this Section 8.5(b).

Section 8.6            WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY SUCH LEGAL ACTION INVOLVING ANY LENDER RELATED PARTY UNDER THE DEBT FINANCING) OR THE LEGAL ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7            Notices.  All notices, consents, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via electronic mail, (b) on the first (1st)

Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery) or (c) on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

c/o American Securities LLC
299 Park Avenue, 34th Floor
New York NY 10017
Attention:	Marc Saiontz
Eric Schondorf
Email:	msaiontz@american-securities.com
eschondorf@american-securities.com

with a copy (which shall not constitute notice) to:

c/o Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York NY 10153
Attention:	Michael E. Lubowitz
Email:	michael.lubowitz@weil.com

If to the Company, to:

Air Methods Corporation
7211 South Peoria Street
Englewood, Colorado 80112
Attention:	Crystal L. Gordon
Email:	crystal.gordon@airmethods.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay
Jeffrey D. Marell
Email:	sbarshay@paulweiss.com
jmarell@paulweiss.com

Section 8.8            Amendment.  Subject to compliance with applicable Law, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that, after Merger Sub has accepted for payment and paid for the shares of Common Stock pursuant to the Offer, no amendment may be made which decreases the Merger Consideration.  This Agreement may not be amended or supplemented after the Offer

Acceptance Time.  Notwithstanding anything else to the contrary herein, the provisions set forth in Section 7.5, Section 7.6, Section 8.5(b), Section 8.6, this Section 8.8, Section 8.11 and Section 8.16 in each case may not be amended, modified or altered in any manner adverse to the Lender Related Parties in any material respect without the prior written consent of such Lender Related Parties.

Section 8.9            Extension; Waiver.  At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 8.10          Entire Agreement.  This Agreement (and the Exhibits and Annexes hereto), the Company Disclosure Letter, the Confidentiality Agreement and the Equity Commitment Letter (collectively, the “Related Documents”) contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, communications, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 8.11          No Third-Party Beneficiaries.  Except (a) as to the Lender Related Parties, for the provisions of Section 7.5, Section 7.6, Section 8.5(b), Section 8.6, Section 8.8, this Section 8.11, Section 8.15 and Section 8.16, (b) if the Offer Acceptance Time occurs, the right of the Company’s stockholders that validly tendered their shares of Common Stock in the Offer to receive the Offer Price in respect of such shares, (c) the rights of the beneficiaries of the rights provided in Section 5.6 to the extent provided therein, (d) if the Effective Time occurs, for the rights of the holders of shares of Common Stock to receive the Merger Consideration to which they are entitled to receive in accordance with Section 2.2(c) and for the rights of the holders of Company Equity Awards to receive such amounts as provided for in Section 2.3 and (e) the rights of the Non-Party Affiliates set forth in Section 8.16, the parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.12          Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.13          Rules of Construction.  The parties have participated jointly in negotiating and drafting this Agreement.  If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Subject to and without limiting the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item would have or reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.14          Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  No party to this Agreement may assign or delegate, by operation of Law or otherwise, all or any portion of its rights or Liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion.  Any purported assignment without such prior written consents shall be null and void.

Section 8.15          Specific Performance.

(a)           The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies (including those as set forth in Section 7.3) would not be an adequate remedy for any such non-performance or breach.  It is accordingly agreed that, subject to Section 8.15(b), the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that or otherwise assert that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b)           Notwithstanding anything to the contrary in Section 8.15(a), the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) to fund the Offer Price and the Merger Consideration and Parent’s and Merger Sub’s obligations to cause the Offer Acceptance Time to occur and to effect the Closing (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (i) the Marketing Period has ended, (ii) with respect to the consummation of the Offer (including the payment of the Offer Price and drawing down the Equity Financing related thereto), all Offer Conditions were satisfied (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time, but subject to such conditions being able to be satisfied) or validly waived in accordance with the terms hereof at the Expiration Time, (iii) with respect to the consummation of the Merger (including the payment of the Merger Consideration and drawing down the Equity Financing related thereto) the conditions set forth in Section 6.1 were satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, but subject to such conditions being able to be satisfied) or validly waived in accordance with the terms hereof at the Effective Time, (iv) the Debt Financing (or Alternative Financing) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing (provided, that Parent and Merger Sub shall not be required to draw down the Equity Commitment Letter or consummate the Offer and the Closing if the Debt Financing (or Alternative Financing) is not in fact funded at Closing  and (v) the Company has irrevocably confirmed in writing to Parent that (A) if specific performance is granted and the Equity Financing and Debt Financing (or Alternative Financing) are funded, the Closing will occur substantially simultaneously with the drawdown of the Equity Financing and the Debt Financing (or Alternative Financing) and the Company has not revoked, withdrawn, modified or conditioned such confirmation and (B) the Company is prepared, willing and able to effect the Closing and the Transactions, then it would take such actions required of it by this Agreement to cause the Closing to occur. For the avoidance of doubt, in the event that this Agreement is terminated by the Company pursuant to Section 7.4(b), the Company shall not be entitled to specific performance under this Section 8.15 and the Parent Termination Fee shall be the Company’s sole and exclusive remedy, as provided by Section 7.6(d).

Section 8.16          Non-Recourse.  All Legal Actions (whether in Contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Related Documents or the negotiation, execution, performance or non-performance of this Agreement or the Related Documents (including any representation or warranty made in or in connection with this Agreement, the Related Documents or as an inducement to enter into this Agreement or the Related Documents) may be made by any party hereto only against the Persons that are expressly identified as parties hereto or thereto.  In no event shall any named party to this Agreement or the Related Documents have any shared or vicarious Liability for the actions or omissions of any other Person.  No Person who is not a named party to this Agreement or the Related Documents, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to this Agreement or any of the Related Documents, including, for the avoidance of doubt, any Lender Related Party (“Non-Party Affiliates”), shall have any Liability (whether in Contract or in tort, in law or in equity, or based upon any theory that seeks to impose Liability of an entity party against its owners or Affiliates) to any party to this

Agreement for any Liabilities arising under, in connection with or related to this Agreement (which, for the avoidance of doubt, shall not include those Liabilities arising under the Debt Financing that may be asserted by the parties thereto), the Related Documents or for any claim based on, in respect of, or by reason of this Agreement, the Related Documents or their negotiation or execution; and each party hereto or thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.  The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 8.16.

Section 8.17          Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.  This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

ASP AMC INTERMEDIATE HOLDINGS, INC.

By:	/s/ Marc Saiontz
Name: Marc Saiontz
Title: President

ASP AMC MERGER SUB, INC.

By:	/s/ Marc Saiontz
Name: Marc Saiontz
Title: President

AIR METHODS CORPORATION

By:	/s/ Crystal Gordon
Name: Crystal Gordon
Title: Executive Vice President, General Counsel and Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

Annex I

Offer Conditions

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Merger Sub’s right to extend and amend the Offer pursuant to the provisions of the Agreement, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or pay for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

(a)           Minimum Condition.  The number of shares of Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), together with the shares of Common Stock then owned by Merger Sub, do not represent at least one share more than 50% of the then outstanding shares of Common Stock (the “Minimum Condition”).

(b)           Legal Restraints.  An Order shall have been issued by a Governmental Authority or an applicable Law shall be in effect that would (i) make the Offer or the Merger illegal or (ii) otherwise prevent the consummation thereof.

(c)           Governmental Consents.  Any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated.

(d)           Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 3.12(b) (Absence of Certain Changes) of the Agreement shall not be true and correct in all respects as of the Expiration Time with the same effect as though made as of the Expiration Time, (ii) set forth in Section 3.8(a) and (d) (Capitalization) of the Agreement shall not be true and correct in all respects (except for de minimis inaccuracies) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 3.3 (Corporate Authorization), Section 3.4 (Enforceability), the second sentence of Section 3.5 (Subsidiaries), Sections 3.8(b), (c), (e), (f) and (g) (Capitalization), Section 3.28 (Opinion of Financial Advisors) and Section 3.29 (Brokers) of the Agreement shall not be true and correct in all material respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) set forth in the Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this paragraph (d), shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct

Annex I-1

would not have or reasonably be expected to have a Company Material Adverse Effect.  Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(e)           Compliance with Covenants.  The Company shall not have complied with or performed in all material respects its obligations, agreements and covenants required to be complied with or performed by it prior to the Expiration Time under the Agreement and such failure to comply or perform shall not have been cured by the Expiration Time.  Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(f)            Company Material Adverse Effect Condition.  Since the date of the Agreement there shall have been any Effect that has had or would reasonably be expected to have a Company Material Adverse Effect.  Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(g)           No Termination of Agreement.  The Agreement shall have been terminated in accordance with its terms.

(h)           Marketing Period.  The Marketing Period shall not have been completed.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their respective sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent permitted by applicable Law.  The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed unless specifically defined in this Annex I.